# THE YORK WATER COMPANY

*2009 Annual Report*


10011273





TRADITION | *Service* + GROWTH = *Performance*


The YORK WATER COMPANY

194th YEAR

# TABLE OF CONTENTS

## President and CEO's Letter



## Financials



## Additional Information





*Cover and Inside: The headquarters of The York Water Company, depicted in the Architect's Rendering (circa 1929), is dedicated to the distribution of water. The architect, William B. Billmeyer, thought it fitting to incorporate into the scheme of the decoration many elements relating to the "gift of water" to mankind. The Artist Gustav Ketterer was commissioned to paint the ceiling in an appropriate manner.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 10-K**

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 001-34245

**THE YORK WATER COMPANY**
(Exact name of registrant as specified in its charter)

"That good York water"

| PENNSYLVANIA | 23-1242500 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| 130 EAST MARKET STREET, YORK, PENNSYLVANIA | 17401 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code (717) 845-3601

Securities registered pursuant to Section 12(b) of the Act:

| None | |
|---|---|
| (Title of Each Class) | (Name of Each Exchange on Which Registered) |

Securities registered pursuant to Section 12(g) of the Act:
COMMON STOCK, NO PAR VALUE
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ YES ☒NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ YES ☒NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ YES ☐NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ YES ☐NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

| | |
|---|---|
| Large accelerated filer ☐ | Accelerated filer ☒ |
| Non-accelerated filer ☐ | Small Reporting Company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ YES ☒NO

The aggregate market value of the Common Stock, no par value, held by nonaffiliates of the registrant on June 30, 2009 was $175,370,114.
As of March 8, 2010 there were 12,577,601 shares of Common Stock, no par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the 2009 Annual Report to Shareholders are incorporated by reference into Parts I and II.
Portions of the Proxy Statement for the Company's 2010 Annual Meeting of Shareholders are incorporated by reference into Part III.

## THE YORK WATER COMPANY

## PART I

### Item 1. Business.

The Company is a corporation duly organized under the laws of the Commonwealth of Pennsylvania in 1816.

The business of the Company is to impound, purify to meet or exceed safe drinking water standards and distribute water. The Company operates within its franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania. The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory, debt and equity financing and rate setting. The Company must obtain PPUC approval before changing any practices associated with the aforementioned areas. Water service is supplied through the Company's own distribution system. The Company obtains its water supply from both the South Branch and East Branch of the Codorus Creek, which together have an average daily flow of 73.0 million gallons per day. This combined watershed area is approximately 117 square miles. The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water. The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of water per day. As of December 31, 2009, the Company's average daily availability was 35.0 million gallons, and daily consumption was approximately 18.2 million gallons. The Company's service territory had an estimated population of 180,000 as of December 31, 2009. Industry within the Company's service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, laundry detergent, barbells and motorcycles.

The Company's business is somewhat dependent on weather conditions, particularly the amount of rainfall. The Company has minimum customer charges in place which are intended to cover fixed costs of operations under all likely weather conditions. The Company's business does not require large amounts of working capital and is not dependent on any single customer or a very few customers.

**Competition**
As a regulated utility, the Company operates within an exclusive franchised territory that is substantially free from direct competition with other public utilities, municipalities and other entities. Although the Company has been granted an exclusive franchise for each of its existing community water systems, the ability of the Company to expand or acquire new service territories may be affected by currently unknown competitors obtaining franchises to surrounding water systems by application or acquisition. These competitors may include other investor-owned utilities, nearby municipally-owned utilities and sometimes from strategic or financial purchasers seeking to enter or expand in the water industry. The addition of new service territory and the acquisition of other utilities are generally subject to review and approval by the PPUC.

**Water Quality and Environmental Regulations**
Provision of water service is subject to regulation under the federal Safe Drinking Water Act, the Clean Water Act and related state laws, and under federal and state regulations issued under these laws. The federal Safe Drinking Water Act establishes criteria and procedures for the U.S. Environmental Protection Agency, or EPA, to develop national quality standards. Regulations issued under the Act, and its amendments, set standards on the amount of certain contaminants allowable in drinking water. Current requirements are not expected to have a material impact on the Company's operations or financial condition as we currently meet or exceed standards.

The Clean Water Act regulates discharges from water treatment facilities into lakes, rivers, streams and groundwater. The Company complies with this Act by obtaining and maintaining all required permits and approvals for discharges from our water facilities and by satisfying all conditions and regulatory requirements associated with the permits.

Under the requirements of the Pennsylvania Safe Drinking Water Act, or SDWA, the Pennsylvania Department of Environmental Protection, or DEP, monitors the quality of the finished water we supply to our customers. DEP requires the Company to submit weekly reports showing the results of daily bacteriological and other chemical and physical analyses. As part of this requirement, the Company conducts over 77,000 laboratory tests annually. Management believes that the Company complies with the standards established by the agency under the SDWA. DEP also assists the Company by preventing and eliminating pollution by regulating discharges into the Company's watershed area.

DEP and the Susquehanna River Basin Commission, or SRBC, regulate the amount of water withdrawn from streams in the watershed to assure that sufficient quantities are available to meet the Company's needs and the needs of other regulated users. Through its Division of Dam Safety, DEP regulates the operation and maintenance of the Company's impounding dams. The Company routinely inspects its dams and prepares annual reports of their condition as required by DEP regulations. DEP reviews these reports and inspects the Company's dams annually. DEP most recently inspected the Company's dams in April 2009 and noted no violations.

Since 1980, DEP has required any new dam to have a spillway that is capable of passing the design flood without overtopping the dam. The design flood is either the Probable Maximum Flood, or PMF, or some fraction of it, depending on the size and location of the dam. PMF is very conservative and is calculated using the most severe combination of meteorological and hydrologic conditions reasonably possible in the watershed area of a dam.

The Company engaged a professional engineer to analyze the spillway capacities at the Lake Williams and Lake Redman dams and validate DEP's recommended design flood for the dams. Management presented the results of the study to DEP in December 2004, and DEP then requested that the Company submit a proposed schedule for the actions to address the spillway capacities. Thereafter, the Company retained an engineering firm to prepare preliminary designs for increasing the spillway capacities to pass the PMF through armoring the dams with roller compacted concrete. Management met with DEP in September 2006 to review the preliminary design and discuss scheduling, permitting, and construction requirements. The Company is currently completing the final design and permitting process and expects to begin armoring one of the dams between 2010 and 2012. A year or two following the first dam armoring, management plans to armor the second dam. The cost to armor each dam is expected to be approximately $5.5 million.

Capital expenditures and operating costs required as a result of water quality standards and environmental requirements have been traditionally recognized by state public utility commissions as appropriate for inclusion in establishing rates. The capital expenditures currently required as a result of water quality standards and environmental requirements have been budgeted in our capital program and represent less than 10% of our expected total capital expenditures over the next 5 years.

**Growth**

During the five year period ended December 31, 2009, the Company maintained an increasing growth in number of customers and distribution facilities. The Company presently has 111 full time employees.

The following table sets forth certain of our summary statistical information.

| (In thousands of dollars) | For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| Revenues | | | | | |
| Residential | $23,299 | $20,572 | $19,722 | $17,972 | $16,737 |
| Commercial and industrial | 10,734 | 9,671 | 9,290 | 8,497 | 8,009 |
| Other | 3,010 | 2,595 | 2,421 | 2,189 | 2,059 |
| Total | $37,043 | $32,838 | $31,433 | $28,658 | $26,805 |
| Average daily consumption (gallons per day) | 18,233,000 | 18,298,000 | 19,058,000 | 18,769,000 | 18,657,000 |
| Miles of mains at year-end | 938 | 884 | 845 | 817 | 786 |
| Additional distribution mains installed/acquired (ft.) | 286,326 | 206,140 | 147,803 | 159,330 | 212,702 |
| Number of customers at year-end | 62,186 | 61,527 | 58,890 | 57,578 | 55,731 |
| Population served at year-end | 180,000 | 176,000 | 171,000 | 166,000 | 161,000 |

Please refer to the "Highlights of Our 194th Year" section of our 2009 Annual Report to Shareholders filed herewith as Exhibit 13 for summary financial information for the last five years.

For further information regarding requesting copies of the Company's financial reports, please see the "Financial Reports and Investor Relations" portion of the Shareholder Information section of our 2009 Annual Report to Shareholders filed herewith as Exhibit 13. The Company makes available free of charge, on or through its website (www.yorkwater.com), its annual report on Form 10-K, its quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC.

**Item 1A. Risk Factors.**

**The rates we charge our customers are subject to regulation. If we are unable to obtain government approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.**

Our ability to maintain and meet our financial objectives is dependent upon the rates we charge our customers, which are subject to approval by the PPUC. We file rate increase requests with the PPUC, from time to time, to recover our investments in utility plant and equipment and projected expenses. Any rate increase or adjustment must first be justified through documented evidence and testimony. The PPUC determines whether the investments and expenses are recoverable, the length of time over which such costs are recoverable, or, because of changes in circumstances, whether a remaining balance of deferred investments and expenses is no longer recoverable in rates charged to customers. Once a rate increase application is filed with the PPUC, the ensuing administrative and hearing process may be lengthy and costly. The timing of our rate increase requests are therefore dependent upon the estimated cost of the administrative process in relation to the investments and expenses that we hope to recover through the rate increase.

We can provide no assurances that future requests will be approved by the PPUC; and, if approved, we cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which we sought the rate increase. If we are unable to obtain PPUC approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.

**We are subject to federal, state and local regulation that may impose costly limitations and restrictions on the way we do business.**

Various federal, state and local authorities regulate many aspects of our business. Among the most important of these regulations are those relating to the quality of water we supply our customers and water allocation rights. Government authorities continually review these regulations, particularly the drinking water quality regulations, and may propose new or more restrictive requirements in the future. We are required to perform water quality tests that are monitored by the PPUC, the EPA, and the DEP, for the detection of certain chemicals and compounds in our water. If new or more restrictive limitations on permissible levels of substances and contaminants in our water are imposed, we may not be able to adequately predict the costs necessary to meet regulatory standards. If we are unable to recover the cost of implementing new water treatment procedures in response to more restrictive water quality regulations through our rates that we charge our customers, or if we fail to comply with such regulations, it could have a material adverse effect on our financial condition and results of operations.

We are also subject to water allocation regulations that control the amount of water that we can draw from water sources. The SRBC and DEP regulate the amount of water withdrawn from streams in the watershed for water supply purposes to assure that sufficient quantities are available to meet our needs and the needs of other regulated users. In addition, government drought restrictions could cause the SRBC or DEP to temporarily reduce the amount of our allocations. If new or more restrictive water allocation regulations are implemented or our allocations are reduced due to weather conditions, it may have an adverse effect on our ability to supply the demands of our customers, and in turn, on our revenues and results of operations.

**Our business is subject to seasonal fluctuations, which could affect demand for our water service and our revenues.**

Demand for our water during the warmer months is generally greater than during cooler months due primarily to additional requirements for water in connection with cooling systems, swimming pools, irrigation systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand will vary with temperature and rainfall levels. If temperatures during the typically warmer months are cooler than expected, or there is more rainfall than expected, the demand for our water may decrease and adversely affect our revenues.

**Weather conditions and overuse may interfere with our sources of water, demand for water services, and our ability to supply water to our customers.**

We depend on an adequate water supply to meet the present and future demands of our customers and to continue our expansion efforts. Unexpected conditions may interfere with our water supply sources. Drought and overuse may limit the availability of surface water. These factors might adversely affect our ability to supply water in sufficient quantities to our customers and our revenues and earnings may be adversely affected. Additionally, cool and wet weather, as well as drought restrictions and our customers' conservation efforts, may reduce consumption demands, also adversely affecting our revenue and earnings. Furthermore, freezing weather may also contribute to water transmission interruptions caused by pipe and main breakage. If we experience an interruption in our water supply, it could have a material adverse effect on our financial condition and results of operations.

**The current concentration of our business in central and southern Pennsylvania makes us susceptible to adverse developments in local economic and demographic conditions.**

Our service territory presently includes 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania. Our revenues and operating results are therefore subject to local economic and demographic conditions in the area. A change in any of these conditions could make it more costly or difficult for us to conduct our business. In addition, any such change would have a disproportionate effect on us, compared to water utility companies that do not have such a geographic concentration.

**Contamination of our water supply may cause disruption in our services and adversely affect our revenues.**

Our water supply is subject to contamination from the migration of naturally-occurring substances in groundwater and surface systems and pollution resulting from man-made sources. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated water source through our interconnected transmission and distribution facilities. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities or development of new treatment methods. Our inability to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, may have an adverse effect on our revenues.

**The necessity for increased security has and may continue to result in increased operating costs.**

In the wake of the September 11, 2001 terrorist attacks and the ensuing threats to the nation's health and security, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have also tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. We are not aware of any specific threats to our facilities, operations or supplies. However, it is possible that we would not be in a position to control the outcome of such events should they occur.

**We depend on the availability of capital for expansion, construction and maintenance.**

Our ability to continue our expansion efforts and fund our construction and maintenance program depends on the availability of adequate capital. There is no guarantee that we will be able to obtain sufficient capital in the future or that the cost of capital will not be too high for future expansion and construction. In addition, approval from the PPUC must be obtained prior to our sale and issuance of securities. If we are unable to obtain approval from the PPUC on these matters, or to obtain approval in a timely manner, it may affect our ability to effect transactions that are beneficial to us or our shareholders. A single transaction may itself not be profitable but might still be necessary to continue providing service or to grow the business.

**We may face competition from other water suppliers that may hinder our growth and reduce our profitability.**

We face competition from other water suppliers for acquisitions, which may limit our growth opportunities. Furthermore, even after we have been the successful bidder in an acquisition, competing water suppliers may challenge our application for extending our franchise territory to cover the target company's market. Finally, third parties either supplying water on a contract basis to municipalities or entering into agreements to operate municipal water systems might adversely affect our business by winning contracts that may be beneficial to us. If we are unable to compete successfully with other water suppliers for these acquisitions, franchise territories and contracts, it may impede our expansion goals and adversely affect our profitability.

**An important element of our growth strategy is the acquisition of water systems. Any pending or future acquisitions we decide to undertake will involve risks.**

The acquisition and integration of water systems is an important element in our growth strategy. This strategy depends on identifying suitable acquisition opportunities and reaching mutually agreeable terms with acquisition candidates. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs. Further, acquisitions may result in dilution for the owners of our common stock, our incurrence of debt and contingent liabilities and fluctuations in quarterly results. In addition, the businesses and other assets we acquire may not achieve the financial results that we expect, which could adversely affect our profitability.

**We have restrictions on our dividends. There can also be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.**

The terms of our debt instruments impose conditions on our ability to pay dividends. We have paid dividends on our common stock each year since our inception in 1816 and have increased the amount of dividends paid each year since 1997. Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases, will determine both our ability to pay dividends on our common stock and the amount of those dividends. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

**If we are unable to pay the principal and interest on our indebtedness as it comes due or we default under certain other provisions of our loan documents, our indebtedness could be accelerated and our results of operations and financial condition could be adversely affected.**

Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by many factors, some of which are beyond our control. We believe that our cash generated from operations, and, if necessary, borrowings under our existing credit facilities will be sufficient to enable us to make our debt payments as they become due. If, however, we do not generate sufficient cash, we may be required to refinance our obligations or sell additional equity, which may be on terms that are not as favorable to us. No assurance can be given that any refinancing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our failure to comply with certain provisions contained in our trust indentures and loan agreements relating to our outstanding indebtedness could lead to a default under these documents, which could result in an acceleration of our indebtedness.

**We depend significantly on the services of the members of our senior management team, and the departure of any of those persons could cause our operating results to suffer.**

Our success depends significantly on the continued individual and collective contributions of our senior management team. If we lose the services of any member of our senior management or are unable to hire and retain experienced management personnel, our operating results could suffer.

**There is a limited trading market for our common stock; you may not be able to resell your shares at or above the price you pay for them.**

Although our common stock is listed for trading on the NASDAQ Global Select Market, the trading in our common stock has substantially less liquidity than many other companies quoted on the NASDAQ Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Because of the limited volume of trading in our common stock, a sale of a significant number of shares of our common stock in the open market could cause our stock price to decline.

**The failure of, or the requirement to repair, upgrade or dismantle, either of our dams may adversely affect our financial condition and results of operations.**

Our water system includes two impounding dams. While the Company maintains robust dam maintenance and inspection programs, a failure of the dams could result in injuries and damage to residential and/or commercial property downstream for which we may be responsible, in whole or in part. The failure of a dam could also adversely affect our ability to supply water in sufficient quantities to our customers and could adversely affect our financial condition and results of operations. We carry liability insurance on our dams, however, our limits may not be sufficient to cover all losses or liabilities incurred due to the failure of one of our dams. The estimated costs to maintain and upgrade our dams is included in our capital budget. Although such costs have previously been recoverable in rates, there is no guarantee that these costs will continue to be recoverable and in what magnitude they will be recoverable.

**We are subject to market and interest rate risk on our $12,000,000 variable rate PEDFA Series A bond issue.**

We are subject to interest rate risk in conjunction with our $12,000,000 variable interest rate debt issue. This exposure, however, has been hedged with an interest rate swap. This hedge will protect the Company from the risk of changes in the benchmark interest rates, but does not protect the Company's exposure to the changes in the difference between its own variable funding rate and the benchmark rate. A breakdown of the historical relationships between the Company's cost of funds and the benchmark rate underlying the interest rate swap could result in higher interest rates adversely affecting our financial results.

The holders of the $12,000,000 variable rate PEDFA Series A Bonds may tender their bonds at any time. When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the Indenture. In order to keep variable interest rates down and to enhance the marketability of the Series A Bonds, the Company entered into a Reimbursement, Credit and Security Agreement with PNC Bank, National Association ("the bank") dated as of May 1, 2008. This agreement provides for a three-year direct pay letter of credit issued by the bank to the trustee for the Series A Bonds. The bank is responsible for providing the trustee with funds for the timely payment of the principal and interest on the Series A Bonds and for the purchase price of the Series A Bonds that have been tendered or deemed tendered for purchase and have not been remarketed. If the bank is unable to meet its obligations, the Company would be required to buy any bonds which had been tendered.

**Item 1B. Unresolved Staff Comments.**

The Company has no unresolved staff comments.

## Item 2. Properties.

### Source of Supply

The Company has two impounding dams located in York and Springfield Townships adjoining the Borough of Jacobus to the south. The lower dam, the Lake Williams Impounding Dam, is constructed of compacted earth with a concrete core wall and is 700 feet long and 58 feet high and creates a reservoir covering approximately 165 acres containing about 870 million gallons of water. About 800 acres surrounding the reservoir are planted with more than 1.2 million evergreen trees, which the Company believes will protect the area both from pollution and also from soil erosion, which might otherwise fill the reservoir with silt. The upper dam, the Lake Redman Impounding Dam, is constructed of compacted earth and is 1,000 feet long and 52 feet high and creates a reservoir covering approximately 290 acres containing about 1.3 billion gallons of water. About 600 acres surrounding the reservoir are planted with grass, which the Company believes will protect the area both from pollution and also from soil erosion, which might otherwise fill the reservoir with silt.

In addition to the two impounding dams, the Company owns a 15-mile pipeline from the Susquehanna River to Lake Redman that provides access to a supply of an additional 12.0 million gallons of water per day. As of December 31, 2009, the Company's present average daily availability was 35.0 million gallons, and daily consumption was approximately 18.2 million gallons.

### Pumping Stations

The Company's main pumping station is located in Spring Garden Township on the south branch of the Codorus Creek about 1,500 feet upstream from its confluence with the west branch of the Codorus Creek and about four miles downstream from the Company's lower impounding dam. The pumping station presently houses pumping equipment consisting of three electrically driven centrifugal pumps and two diesel-engine driven centrifugal pumps with a combined pumping capacity of 68.0 million gallons per day. The pumping capacity is more than double peak requirements and is designed to provide an ample safety margin in the event of pump or power failure. A large diesel backup generator is installed to provide power to the pumps in the event of an emergency. The raw water is pumped approximately two miles to the filtration plant through pipes owned by the Company.

The Susquehanna River Pumping Station is located on the western shore of the Susquehanna River several miles south of Wrightsville, PA. The pumping station is equipped with three Floway Vertical Turbine pumps rated at 6 million gallons per day each. The pumps are driven by three Caterpillar 3512 Diesel Engines rated at 1175 H.P. each. The pumping station pumps water from the Susquehanna River approximately 15 miles through a combination of 30" and 36" ductile iron main to the Company's upper impounding dam, located at Lake Redman.

### Water Treatment

The Company's filtration plant is located in Spring Garden Township about one-half mile south of the City of York. Water at this plant is filtered through twelve dual media filters having a stated capacity of 31.0 million gallons per day with a maximum supply of 42.0 million gallons per day for short periods if necessary. Based on an average daily consumption in 2009 of approximately 18.2 million gallons, the Company believes the pumping and filtering facilities are adequate to meet present and anticipated demands. In 2005, the Company performed a capacity study of the filtration plant and in 2007, began upgrading the facility to increase capacity for future growth. The project is expected to continue over the next several years.

The Company's sediment recycling facility is located at its Spring Garden Township location. This state of the art facility employs cutting edge technology to remove fine, suspended solids from untreated water. The Company estimates that through this energy efficient, environmentally friendly process, approximately 600 tons of sediment will be removed annually, thereby, improving the quality of the Codorus Creek watershed.

**Transmission and Distribution**

The distribution system of the Company has approximately 938 miles of main water lines which range in diameter from 2 inches to 36 inches. The distribution system includes 28 booster stations and 30 standpipes and reservoirs capable of storing approximately 58 million gallons of potable water. All booster stations are equipped with at least two pumps for protection in case of mechanical failure. In 2009, a new booster station in the northwest area of York was interconnected to a new northwest reinforcing main and an additional standpipe was constructed in Thomasville, Jackson Township.

**Other Properties**

The Company's distribution center and material and supplies warehouse are located at 1801 Mt. Rose Avenue, Springettsbury Township, and are composed of three one-story concrete block buildings aggregating 30,680 square feet.

The accounting and executive offices of the Company are located in one three-story and one two-story brick and masonry buildings, containing a total of approximately 21,861 square feet, at 124 and 130 East Market Street, York, Pennsylvania.

All of the Company's properties described above are held in fee by the Company. There are no material encumbrances on such properties.

In 1976, the Company entered into a Joint Use and Park Management Agreement with York County under which the Company licensed use of certain of its lands and waters for public park purposes for a period of 50 years. This property includes two lakes and is located on approximately 1,700 acres in Springfield and York townships. Of the Park's acreage, approximately 500 acres are subject to an automatically renewable one-year license. Under the Joint Use Agreement, York County has agreed not to erect a dam upstream on the East Branch of the Codorus Creek or otherwise obstruct the flow of the creek. The Joint Use Agreement subordinates the County's use of the lands and waters for recreational purposes to our prior and overriding use of the lands and waters for utility purposes.

**Item 3. Legal Proceedings.**

There are no material legal proceedings involving the Company.

## PART II

**Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

The information set forth under the caption "Market for Common Stock and Dividends" and "Dividend Policy" of the 2009 Annual Report to Shareholders is incorporated herein by reference.

The Company has no securities authorized for issuance under equity compensation plans with the exception of an employee stock purchase plan. The employee stock purchase plan allows employees to purchase stock at a 5% discount up to a maximum of 10% of their gross compensation. Under this plan, approximately 45,000 authorized shares remain unissued as of December 31, 2009.

Purchases of Equity Securities by the Company

The Company did not repurchase any of its securities during the fourth quarter of 2009.

Performance Graph

The information set forth under the caption "Performance Graph" of the 2009 Annual Report to Shareholders is incorporated herein by reference.

**Item 6. Selected Financial Data.**

The information set forth under the caption "Highlights of Our 194th Year" of the 2009 Annual Report to Shareholders is incorporated herein by reference.

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

The information set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the 2009 Annual Report to Shareholders is incorporated herein by reference.

This annual report on Form 10-K contains certain matters which are not historical facts, but which are forward-looking statements. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The Company intends these forward-looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain information relating to the Company's business strategy; statements including, but not limited to:

- expected profitability and results of operations;
- goals, priorities and plans for, and cost of, growth and expansion;
- strategic initiatives;
- availability of water supply;
- water usage by customers; and
- ability to pay dividends on common stock and the rate of those dividends.

The forward-looking statements in this Annual Report reflect what the Company currently anticipates will happen. What actually happens could differ materially from what it currently anticipates will happen. The Company does not intend to make any public announcement when forward-looking statements in this Annual Report are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason. Important matters that may affect what will actually happen include, but are not limited to:

- changes in weather, including drought conditions;
- levels of rate relief granted;
- the level of commercial and industrial business activity within the Company's service territory;
- construction of new housing within the Company's service territory and increases in population;
- changes in government policies or regulations;
- the ability to obtain permits for expansion projects;
- material changes in demand from customers, including the impact of conservation efforts which may impact the demand of customers for water;
- changes in economic and business conditions, including interest rates, which are less favorable than expected;
- the ability to obtain financing; and
- other matters set forth in Item 1A, "Risk Factors".

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

(All dollar amounts are stated in thousands of dollars.)

The Company does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses. The Company does not use securitization of receivables or unconsolidated entities. The Company does not engage in trading or risk management activities, with the exception of the interest rate swap agreement discussed in Note 4 to the financial statements, does not use derivative financial instruments for speculative trading purposes, has no lease obligations, no guarantees and does not have material transactions involving related parties.

The Company's operations are exposed to market risks primarily as a result of changes in interest rates. This exposure to market risks relates to the Company's debt obligations under its lines of credit. As of February 2010, the Company has unsecured lines of credit with maximum availability of $33,000 with three banks. One line of credit includes a $4,000 portion which is payable upon demand and carries an interest rate of LIBOR plus 2.00%, and a $13,000 committed portion with a revolving 2-year maturity (currently May 2011) which currently carries an interest rate of LIBOR plus 2.00%. The Company had $3,054 in outstanding borrowings under the committed portion and no on-demand borrowings under this line of credit as of December 31, 2009. The second line of credit, in the amount of $11,000, is a committed line of credit which matures in May 2010 and carries an interest rate of LIBOR plus 1.50%. This line of credit has a compensating balance requirement of $500. The Company had $3,000 in outstanding borrowings under this line of credit as of December 31, 2009. The third line of credit, in the amount of $5,000, is a committed line of credit, which matures in April 2010 and carries an interest rate of LIBOR plus 2.00%. The Company had $2,000 in outstanding borrowings under this line of credit as of December 31, 2009. The weighted average interest rate on line of credit borrowings as of December 31, 2009 was 1.56%. Other than lines of credit, the Company has long-term fixed rate debt obligations as discussed in Note 4 to the Financial Statements included in the 2009 Annual Report to Shareholders included as Exhibit 13 to this Form 10-K and a variable rate PEDFA loan agreement described below.

In May 2008, the Pennsylvania Economic Development Financing Authority, or the PEDFA, issued $12,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Bonds, Series A. The proceeds of this bond issue were used to refund the $12,000 PEDFA Exempt Facilities Revenue Bonds, Series B of 2004 which were refunded due to bond insurer downgrading issues. The PEDFA then loaned the proceeds to the Company pursuant to a variable interest rate loan agreement with a maturity date of October 1, 2029. In connection with the loan agreement, the Company retained its interest rate swap agreement whereby the Company exchanged its floating rate obligation for a fixed rate obligation. The purpose of the interest rate swap is to manage the Company's exposure to fluctuations in the interest rate. If the interest rate swap agreement works as intended, the receive rate on the swap should approximate the variable rate we pay on the PEDFA Series A Bond Issue, thereby minimizing our risk. See Note 4 to the financial statements of our 2009 Annual Report to Shareholders included as Exhibit 13 to this Form 10-K.

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates, including long-term debt obligations and the interest rate swap. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For the interest rate swap, the table presents the undiscounted net payments and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

(In thousands of dollars)

| | Expected Maturity Date | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Liabilities | 2010 | 2011 | 2012 | 2013 | 2014 | Thereafter | Total | Fair Value |
| Long-term debt: | | | | | | | | |
| Fixed Rate | $4,341 | $41 | $42 | $42 | $43 | $58,005 | $62,514 | $76,000 |
| Average interest rate | 3.72% | 1.00% | 1.00% | 1.00% | 1.00% | 7.10% | 6.85% | |
| Variable Rate | - | $15,054 | - | - | - | - | $15,054 | $15,000 |
| Average interest rate | 0.66% | 0.66% | - | - | - | - | 0.66% | |

(In thousands of dollars)

| | Expected Maturity Date | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Interest Rate Derivatives | 2010 | 2011 | 2012 | 2013 | 2014 | Thereafter | Total | Fair Value |
| Interest Rate Swap – Notional Value $12,000 | | | | | | | | $979 |
| Variable to Fixed * | $343 | $241 | $154 | $99 | $57 | $267 | $1,161 | |
| Average pay rate | 3.16% | 3.16% | 3.16% | 3.16% | 3.16% | 3.16% | 3.16% | |
| Average receive rate | 0.30% | 1.15% | 1.90% | 2.32% | 2.68% | 3.01% | 2.67% | |

*Represents undiscounted net payments.

The variable rate portion of the liabilities section of the table includes the $12,000 variable rate loan due in 2011, as the underlying bonds could be tendered at any time. If all of the bonds were tendered and could not be remarketed, the earliest that the Company would have to buy them back would be fourteen months from the date of notification. As of February 28, 2010, there had been no such notification. If the bonds are able to be remarketed as intended for the term of the bonds, the loan will be due in October 2029. Interest on the $12,000 variable rate loan is included at an assumed interest rate of 0.26%, which represents the rate paid to bondholders for the PEDFA Series A issue at December 31, 2009. The variable rate portion of the liabilities section also includes $3,054 in 2011 of outstanding borrowings under the Company's committed line of credit. This line of credit is reviewed annually and could be extended for another year. The interest rate is variable but is included in the table at 2.23% which is its December 31, 2009 rate adjusted for the increase in interest rate based on the renewal signed in January 2010.

**Item 8. Financial Statements and Supplementary Data.**

The following financial statements set forth in the printed 2009 Annual Report to Shareholders are incorporated herein by reference:



Except for the above financial data and the information specified under Items 1,5, 6, 7, and 7A of this report, the 2009 Annual Report to Shareholders is not deemed to be filed as part of this report.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A. Controls and Procedures.**

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's President and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon this evaluation, the Company's President and Chief Executive Officer along with the Chief Financial Officer concluded that the Company's disclosure controls and procedures as of the end of the period covered by this report are effective such that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to the Company's management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

The Company's management's report on internal control over financial reporting is set forth in Item 8 of this annual report on Form 10-K and is incorporated by reference herein.

(b) Attestation Report of the Independent Registered Public Accounting Firm

The Company's internal control over financial reporting as of December 31, 2009 has been audited by ParenteBeard LLC, the independent registered public accounting firm who also audited the Company's financial statements. ParenteBeard's attestation report on the Company's internal control over financial reporting is set forth in Item 8 of this annual report on Form 10-K and is incorporated by reference herein.

(c) Change in Internal Control Over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

**Item 9B. Other Information.**

None.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance.

Directors, Business Experience, and Directorships

The information set forth under the caption "Election of Directors" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2010 Annual Meeting of Shareholders to be held May 3, 2010 is incorporated herein by reference.

Executive Officers

| Name | Age | Principal Occupation During Last Five Years | Officer Since |
|---|---|---|---|
| Jeffrey R. Hines, P.E. | 48 | President and Chief Executive Officer, The York Water Company, March 2008 to date<br>Chief Operating Officer and Secretary, The York Water Company, January 2007 to March 2008<br>Vice President-Engineering and Secretary, The York Water Company, May 1995 to January 2007 | 5/1/1995 |
| Joseph T. Hand | 47 | Chief Operating Officer, The York Water Company, March 2008 to date<br>Chief, Navigation Branch, Baltimore District, U.S. Army Corps of Engineers, September 2006 to February 2008<br>Deputy Commander and Deputy District Engineer, Baltimore District, U.S. Army Corps of Engineers, June 2003 to September 2006 | 3/3/2008 |
| Kathleen M. Miller | 47 | Chief Financial Officer and Treasurer, The York Water Company, January 2003 to date | 1/1/2003 |
| Vernon L. Bracey | 48 | Vice President-Customer Service, The York Water Company, March 2003 to date | 3/1/2003 |
| Bruce C. McIntosh | 57 | Vice President-Human Resources and Secretary, The York Water Company, March 2008 to date<br>Vice President-Human Resources, The York Water Company, May 1998 to March 2008 | 5/4/1998 |
| Mark S. Snyder, P.E. | 39 | Vice President-Engineering, The York Water Company, May 2009 to date<br>Engineering Manager, The York Water Company, December 2006 to May 2009<br>Project Engineer, Buchart Horn, Inc., York, PA, an international engineering firm, April 2001 to December 2006 | 5/1/2009 |
| John H. Strine | 53 | Vice President-Operations, The York Water Company, May 2009 to date<br>Operations Manager, The York Water Company, February 2008 to May 2009<br>Maintenance and Grounds Superintendent, The York Water Company, August 1991 to February 2008 | 5/1/2009 |

Section 16(a) Beneficial Ownership Reporting Compliance

The information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2010 Annual Meeting of Shareholders to be held May 3, 2010 is incorporated herein by reference.

Code of Ethics

The Company's Board of Directors has adopted a Code of Conduct applicable to all Directors, officers and employees. There were no waivers of the code made for any Director, officer or employee during 2009. A copy of the Code of Conduct was filed with the Securities and Exchange Commission as Exhibit 14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002. The Code of Conduct is also available, free of charge, on the Company's website at www.yorkwater.com. The Company intends to disclose amendments to, or Director, officer and employee waivers from, the Code of Conduct, if any, on its website, or by Form 8-K to the extent required.

Audit Committee

The information set forth under the caption "Committees and Functions" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2010 Annual Meeting of Shareholders to be held May 3, 2010 is incorporated herein by reference.

The Board of Directors has determined that John L. Finlayson, Chairman of the Audit Committee, is an Audit Committee financial expert within the meaning of the applicable SEC rules. Mr. Finlayson was a Certified Public Accountant, and has an understanding of generally accepted accounting principles and financial statements, as well as the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. Mr. Finlayson is experienced in the preparation and auditing of financial statements of public companies, and has an understanding of accounting estimates, internal control over financial reporting and audit committee functions. He is independent of management.

**Item 11. Executive Compensation.**

The information set forth under the caption "Compensation of Directors and Executive Officers" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2010 Annual Meeting of Shareholders to be held May 3, 2010 is incorporated herein by reference.

Compensation Committee Interlocks and Insider Participation

The information set forth under the caption "Committees and Functions" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2010 Annual Meeting of Shareholders to be held May 3, 2010 is incorporated herein by reference.

Compensation Committee Report

The information set forth under the caption "Compensation Committee Report" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2010 Annual Meeting of Shareholders to be held May 3, 2010 is incorporated herein by reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The Company has no securities authorized for issuance under equity compensation plans with the exception of an employee stock purchase plan. The employee stock purchase plan allows employees to purchase stock at a 5% discount up to a maximum of 10% of their gross compensation. Under this plan, approximately 45,000 authorized shares remain unissued as of December 31, 2009.

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2010 Annual Meeting of Shareholders to be held May 3, 2010 is incorporated herein by reference.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

The information set forth under the captions "Election of Directors" and "Disclosure of Related Party Transactions" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2010 Annual Meeting of Shareholders to be held May 3, 2010 is incorporated herein by reference.

**Item 14. Principal Accounting Fees and Services.**

The information set forth under the caption, "Ratification of Appointment of Independent Registered Public Accounting Firm" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2010 Annual Meeting of Shareholders to be held May 3, 2010 is incorporated herein by reference.

## PART IV

**Item 15. Exhibits and Financial Statement Schedules.**

(a)(1) Certain documents filed as a part of the Form 10-K.

The financial statements set forth under Item 8 of this Form 10-K.

(a)(2) Financial Statement schedules.

| Schedule Number | Schedule Description | Page Number |
|---|---|---|
| II | Valuation and Qualifying Accounts for the years ended December 31, 2009, 2008 and 2007 | 20 |

The report of the Company's independent registered public accounting firm with respect to the financial statement schedule appears on page 19.

All other financial statements and schedules not listed have been omitted since the required information is included in the financial statements or the notes thereto, or is not applicable or required.

(a)(3) Exhibits required by Item 601 of Regulation S-K.

The exhibits are set forth in the Index to Exhibits shown on pages 22 through 25.



**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Stockholders
The York Water Company

The audits referred to in our report dated March 11, 2010 relating to the financial statements of The York Water Company, incorporated in Item 8 of this Form 10-K by reference to the annual report to shareholders for the year ended December 31, 2009 also included the audit of the financial statement schedule listed in Item 15(a)(2). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

ParenteBeard LLC

York, Pennsylvania
March 11, 2010

**SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS**

**FOR THE THREE YEARS ENDED DECEMBER 31, 2009**

| | | Additions | | | |
|---|---|---|---|---|---|
| **Description** | **Balance at Beginning of Year** | **Charged to Cost and Expenses** | **Recoveries** | **Deductions** | **Balance at End of Year** |
| FOR THE YEAR ENDED DECEMBER 31, 2009 | | | | | |
| Reserve for uncollectible accounts | $195,000 | $231,974 | $27,914 | $229,888 | $225,000 |
| FOR THE YEAR ENDED DECEMBER 31, 2008 | | | | | |
| Reserve for uncollectible accounts | $193,000 | $176,534 | $38,224 | $212,758 | $195,000 |
| FOR THE YEAR ENDED DECEMBER 31, 2007 | | | | | |
| Reserve for uncollectible accounts | $173,000 | $153,855 | $20,831 | $154,686 | $193,000 |

The Deductions column above represents write-offs of accounts receivable during the applicable year.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE YORK WATER COMPANY
(Registrant)

Dated: March 8, 2010

By: ______________________
Jeffrey R. Hines
President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: ______________________
Jeffrey R. Hines
(Principal Executive Officer and Director)

Dated: March 8, 2010

By: ______________________
Kathleen M. Miller
(Principal Accounting Officer and Chief Financial Officer)

Dated: March 8, 2010

| Directors: | Date: |
|---|---|
| By: Thomas C. Norris | March 8, 2010 |
| By: Cynthia A. Dotzel | March 8, 2010 |
| By: John L. Finlayson | March 8, 2010 |
| By: Michael W. Gang | March 8, 2010 |
| By: Jeffrey R. Hines | March 8, 2010 |
| By: George W. Hodges | March 8, 2010 |
| By: George Hay Kain, III | March 8, 2010 |
| By: William T. Morris | March 8, 2010 |
| By: Jeffrey S. Osman | March 8, 2010 |
| By: Ernest J. Waters | March 8, 2010 |

**INDEX TO EXHIBITS**

| Exhibit Number | Exhibit Description | Page Number of Incorporation By Reference |
|---|---|---|
| 3 | Amended and Restated Articles of Incorporation | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 3.1 to Form 8-K dated August 30, 2006. |
| 3.1 | By-Laws | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 3.1 to Form 8-K dated January 24, 2007. |
| 4 | Dividend Reinvestment and Direct Stock Purchase and Sale Plan | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as the Prospectus included in Post-Effective Amendment No. 1 to Form S-3 dated June 26, 2008 (File No. 333-59072). |
| 10.1 | Articles of Agreement Between The York Water Company and Springettsbury Township relative to Extension of Water Mains dated April 17, 1985 | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's 1989 Form 10-K. |
| 10.2 | Articles of Agreement Between The York Water Company and Windsor Township relative to Extension of Water Mains dated February 9, 1989 | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.2 to the Company's 1989 Form 10-K. |
| 10.3 | Articles of Agreement Between The York Water Company and York Township relative to Extension of Water Mains dated December 29, 1989 | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.5 to the Company's 1990 Form 10-K. |
| 10.4 | Note Agreement relative to the $6,000,000 10.17% Senior Notes, Series A and $5,000,000 9.60% Senior Notes, Series B dated January 2, 1989 | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.5 to the Company's 1989 Form 10-K. |
| 10.5 | Note Agreement relative to the $6,500,000 10.05% Senior Notes, Series C dated August 15, 1990 | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.6 to the Company's 1990 Form 10-K. |

| Exhibit Number | Exhibit Description | Page Number of Incorporation By Reference |
|---|---|---|
| 10.6 | Note Agreement relative to the $7,500,000 8.43% Senior Notes, Series D dated December 15, 1992 | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.7 to the Company's 1992 Form 10-K. |
| 10.7 | Fifth Supplemental Acquisition, Financing and Sale Agreement relative to the $4,300,000 5% Water Facilities Revenue Refunding Bonds dated October 1, 1995 | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's September 15, 2009 Form 8-K. |
| 10.8 | Promissory Note between The York Water Company and the Pennsylvania Infrastructure Investment Authority for $800,000 at 1.00% dated August 24, 1999 | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.2 to the Company's 2000 Form 10-K. |
| 10.9 | Loan Agreement between The York Water Company and Pennsylvania Economic Development Financing Authority, dated as of April 1, 2004 relative to the $2,350,000 4.05% and $4,950,000 5% Exempt Facilities Revenue Bonds | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.2 to the Company's September 15, 2009 Form 8-K. |
| 10.10 | Loan Agreement between The York Water Company and York County Industrial Development Authority, dated as of October 1, 2006 relative to the $10,500,000 4.75% Exempt Facilities Revenue Bonds | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.3 to the Company's September 15, 2009 Form 8-K. |
| 10.11 | Trust Indenture dated October 1, 2006 between the York County Industrial Development Authority and Manufacturers and Traders Trust Company, as trustee | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.4 to the Company's September 15, 2009 Form 8-K. |
| 10.12 | Variable Rate Loan Agreement between The York Water Company and Pennsylvania Economic Development Financing Authority, dated as of May 1, 2008 relative to the $12,000,000 Exempt Facilities Revenue Bonds | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's May 12, 2008 Form 8-K. |
| 10.13 | Trust Indenture dated as of May 1, 2008 between Pennsylvania Economic Development Financing Authority and Manufacturers and Traders Trust Company, as trustee | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.5 to the Company's September 15, 2009 Form 8-K. |

| Exhibit Number | Exhibit Description | Page Number of Incorporation By Reference |
|---|---|---|
| 10.14 | Reimbursement, Credit and Security Agreement, dated as of May 1, 2008 between The York Water Company and PNC Bank, National Association | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.3 to the Company's May 12, 2008 Form 8-K. |
| 10.15 | Loan Agreement between The York Water Company and Pennsylvania Economic Development Financing Authority, dated as of October 1, 2008 relative to the $15,000,000 6.0% Exempt Facilities Revenue Bonds | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's October 15, 2008 Form 8-K. |
| 10.16 | Trust Indenture dated as of October 1, 2008 between Pennsylvania Economic Development Financing Authority and Manufacturers and Traders Trust Company, as trustee | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.6 to the Company's September 15, 2009 Form 8-K. |
| 10.17 | Cash Incentive Plan | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's January 28, 2005 Form 8-K. |
| 10.18 | Form of Amended and Restated Change in Control Agreement made as of November 5, 2008 between The York Water Company and each of the individuals listed on Schedule 10.19 thereto, which plans are identical in all material respects except as indicated in Schedule 10.19 | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.19 to the Company's March 11, 2009 Form 10-K. |
| 10.19 | Form of Amended and Restated Supplemental Retirement Plan made as of January 1, 2009 between The York Water Company and each of the individuals listed on Schedule 10.20 thereto, which plans are identical in all material respects except as indicated in Schedule 10.20 | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.20 to the Company's March 11, 2009 Form 10-K. |
| 10.20 | Form of Amended and Restated Deferred Compensation Plan made as of January 1, 2009 between The York Water Company and each of the individuals listed on Schedule 10.21 thereto, which plans are identical in all material respects except as indicated in Schedule 10.21 | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.21 to the Company's March 11, 2009 Form 10-K. |

| Exhibit Number | Exhibit Description | Page Number of Incorporation By Reference |
|---|---|---|
| 13 | 2009 Annual Report to Shareholders | Filed herewith. |
| 14 | Company Code of Conduct | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 14 to the Company's 2002 Form 10-K. |
| 16 | Letter re Change in Certifying Accountant | Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 16.1 to the Company's October 2, 2009 Form 8-K. |
| 23 | Consent of ParenteBeard LLC, Independent Registered Public Accounting Firm | Filed herewith. |
| 31.1 | Certification pursuant to Rule 13a-15(f) and 15d-15(f) | Filed herewith. |
| 31.2 | Certification pursuant to Rule 13a-15(f) and 15d-15(f) | Filed herewith. |
| 32.1 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | Filed herewith. |
| 32.2 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | Filed herewith. |

**EXHIBIT 13**

**THE YORK WATER COMPANY**
**2009 ANNUAL REPORT TO SHAREHOLDERS**

The York Water Company's 2009 Annual Report to Shareholders is attached hereto.

**EXHIBIT 23**

**Consent of ParenteBeard LLC, Independent Registered Public Accounting Firm**

We consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-59072, 033-81246 and 333-158837) and Form S-8 (No. 333-29021) of The York Water Company of our reports dated March 11, 2010, on the financial statements, financial statement schedule and internal control over financial reporting of The York Water Company, which reports appear in this annual report on Form 10-K for the year ended December 31, 2009.

ParenteBeard LLC

ParenteBeard LLC
York, Pennsylvania
March 11, 2010

**EXHIBIT 31.1**
**CERTIFICATIONS**

I, Jeffrey R. Hines, certify that:

1. I have reviewed this report on Form 10-K of The York Water Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2010

Jeffrey R. Hines
President and CEO

**EXHIBIT 31.2**
**CERTIFICATIONS**

I, Kathleen M. Miller, certify that:

1. I have reviewed this report on Form 10-K of The York Water Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2010

Kathleen M. Miller
Chief Financial Officer

**EXHIBIT 32.1**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of The York Water Company on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey R. Hines, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

THE YORK WATER COMPANY

Jeffrey R. Hines
Chief Executive Officer

Date: March 11, 2010

**EXHIBIT 32.2**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of The York Water Company on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kathleen M. Miller, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

THE YORK WATER COMPANY

Kathleen M. Miller
Chief Financial Officer

Date: March 11, 2010


130

## TRADITION

### *Service + GROWTH = Performance*

IN 1929, *eighty years ago, the corporate headquarters of The York Water Company at 130 East Market Street in the City of York was constructed.* IN 1816, *194 years ago, The York Water Company started serving the citizens of York.* IN 2009, *one year ago, The York Water Company continued its commitment to* IMPROVEMENT *in all areas of operations – a tradition of service, growth and performance unequalled anywhere in the United States.*

*The magnificent neoclassical edifice designed by Architect William B. Billmeyer is an appropriate symbol – a timeless icon that represents the solidity and integrity of The York Water Company – not as a static institution of days gone by, but rather as a progressive steward of priceless resources within our community. The 80th anniversary of The York Water Company headquarters is a fitting tribute to the tradition of* "CONTINUOUS IMPROVEMENT" *that has been the hallmark of this public utility company that keeps growing and performing beyond expectations.*

*Despite the uncertain economic climate of 2009, The York Water Company made adjustments so that it could continue to thrive and achieve Record Financial Growth – Expand Customer Base (both residential and commercial) – Complete Acquisitions – Increase Dividend and Stock Values – and Invest in Infrastructure Improvements. Similarly, comprehensive improvements permeated The York Water Company's Internal Operations and Customer Relations activities in 2009 with technology enhancements including "on-line bill pay options." A survey conducted in 2009 indicated that York's customers rated water quality, customer service, and overall satisfaction higher than ever.*

*As a result, The York Water Company is positioned to continue its long standing and progressive* TRADITION OF SERVICE, GROWTH – AND EXCELLENT PERFORMANCE. *The York Water Company will build on the accomplishments of 2009 with even more improvements over the next few years – and will continue providing "That good York water" for our growing community of customers.*



**Jeffrey R. Hines, P.E.**
President and
Chief Executive Officer

*Dear Shareholders,*

I am pleased to report that The York Water Company continued its 194 year tradition of service, growth, and performance.

In 2009 we celebrated the 80th anniversary of our corporate headquarters in downtown York. The cover photo is an illustration of the building in 1929. Although your company has operated in the City of York since 1816, it wasn't until 1929 that we constructed this beautiful facility at 130 East Market Street to assist our customers and to honor "the great value of water to civilization." The building is an excellent example of an enduring project that can stand the test of time and add value many decades after its initial inception. For these reasons, this building reflects the values and commitment of the organization that it houses. Thank you for your continued investment in this remarkable company!

### Record Financial Performance

Due to our continued growth, we again achieved record operating revenues, operating income and net income.

Operating revenues grew by 12.8% to $37.0 million in 2009. Operating income increased 18.4% to $17.4 million. Our net income increased by 16.8% to $7.5 million in 2009. Earnings per share increased 12.3% to $0.64.

### Continued Growth and Expansion

The number of customers served grew by 1.1% during 2009 to 62,186. The percent of customer growth in 2009 was below our five year average of 3% due to a slow down in the housing market due to the economy. The Company is now authorized to serve in 46 municipalities in Adams and York Counties. Population served grew by 2.3% in 2009 to approximately 180,000.

York Water continues to work with elements of the Federal Base Realignment and Closure (BRAC) Commission as Aberdeen Proving Grounds in Maryland expands and draws thousands of additional homeowners into the area.

### Church & Dwight Builds Major Facility in York

In 2009 Church & Dwight Co., Inc. constructed an Arm & Hammer detergent manufacturing and distribution facility in York. At full production it is anticipated that this facility will be our second largest customer. One of the major reasons that Church & Dwight built the facility in York was an abundant supply of high quality water.

**Operating Revenue** (millions)


$38
$33
$28
$23
$18
2005
2006
2007
2008
2009

**Net Income** (millions)


$8.0
$7.5
$7.0
$6.5
$6.0
$5.5
$5.0
$4.5
2005
2006
2007
2008
2009

**Customers**


63,000
61,000
59,000
57,000
55,000
53,000
2005
2006
2007
2008
2009

**Common Stock Dividends** (per share)


0.52
0.48
0.44
0.40
0.36
0.32
2005
2006
2007
2008
2009

## Acquisition

In 2009 The York Water Company continued its long tradition of acquisitions by purchasing the Beaver Creek Village water system in Adams County. Beaver Creek, which served approximately 500 people, is now a part of York Water's service population of over 180,000. This was York Water's third acquisition over the previous twelve months.

## Dividends and Shareholder Value

In line with our objective to maintain regular dividend increases, we raised the quarterly dividend rate by 1.6% during the year. This is the thirteenth consecutive year we have raised our dividend and the 194th consecutive year of dividend payments. We believe this to be the longest streak of consecutive dividends in America.

Our financial position rebounded during 2009. The market price of our common stock increased $2.41 per share to $14.51, or a 19.9% increase. In addition, the dividend was increased in 2009 by 1.6% to $0.506 per share, for a yield on December 31, 2009 of about 3.5%. If a share of stock were purchased on December 31, 2008, the total return for the year would be 23.5%. If a share of stock were purchased at the market's low point of the year: March 9, 2009, at $9.74, the total return for the year would have been above 51%.

## Russell 3000®

In June, York Water was added to the broad-market Russell 3000® Index. This Index measures the performance of the largest 3,000 U.S. Companies. Russell indexes are widely used by investment managers and institutional investors for both index funds and as benchmarks for passive and active investment strategies. Inclusion in the Russell 3000® Index is an indicator of the solid performance of our Company over the past year and demonstrates our strengthened market position.

## Stock Issue

In the fall of 2009, the Company closed an underwritten public offering of 1,070,000 shares of its common stock. The Company received net proceeds in the offering of approximately $14.1 million. The Company invested $12.5 million in construction expenditures such as an additional standpipe and booster station, various replacements of aging infrastructure, and a main extension to support our westward expansion. In addition to construction projects, we invested over $2 million for the acquisition of the West Manheim and Beaver Creek Village water systems.

## Continued Success of a Direct Stock Purchase Plan

In 2009 the Company continued its Direct Stock Purchase Plan that allows for the purchase of up to $40,000 per year directly from the company at market price without any fees. Dividends can then be reinvested automatically at a 5% discount, again with no fees. Interested investors should go to www.yorkwater.com and review the prospectus for additional information and to participate in the program.

## Customer and Regulatory Relations

The York Water Company continues to maintain the lowest customer complaint rate in the state and York Water's rates remain among the lowest in the state. Every 4-5 years the Company hires a research firm that conducts a survey of our customer satisfaction. As the attached graphs indicate, in all areas of service: York Water has clearly demonstrated continuous improvement.

**Main Breaks**


Per 1000 Customers
Per 100 Miles of Main
30
25
20
15
10
5
0

York Water
National Average

**Average Annual Water Cost**
**Based on 2009 Rates**


$600
$500
$400
$300

York Water
All Pennsylvania Water Utilities

**Complaint Rate**
**Per 1000 Customers (2008 Data)**


0.9
0.6
0.3
0

York Water
All Pennsylvania Utilities

**Customers/Employee**


600
500
400
300
200

York Water
National Average


Summer Reading Club
2010
READ!

*Commitment to the Community*
*In 2009 The York Water Company donated over $300,000 to over 75 different charitable organizations in the community.*



*Commitment to the Local Economy*
*A new Arm & Hammer manufacturing facility was built in York in 2009 that will add hundreds of jobs to the economy. One reason that York was selected was due to the abundant supply of quality water.*

### On-Line Bill Pay

In 2009 we implemented "On Line Bill Pay" so that customers can go online to review their bill and water usage and make payments with a credit card. This process, in conjunction with our online customer service support, now allows customers to transact all of their business with us over the internet. This provides an excellent option to customers that would rather not mail in their payments. Of course, our office in downtown York remains open for walk-in or phone-in customer support.

### Personal Service

Although our current office building celebrated its 80th anniversary in 2009, and we have made tremendous technological advances to assist our customers, we still take pride in avoiding a computerized answering system. When you call our office, one of our friendly customer service representatives will answer the phone and assist you.

### Dedicated and Experienced Employees

A Company that continues to thrive and grow, and improve service to its customers for 194 years, can only be possible due to the dedication, loyalty, and hard work of its talented employees. We thank all of the York Water family for their commitment to make this Company among the most efficient water utilities in the nation.

### Outlook

We continue our efforts to grow our business and serve our communities. We monitor our operating region for opportunities to acquire new franchise territories and enter into non-regulated business activities so that we may provide our rich history, experience, and know how to communities that realize the importance of a high quality, drought-resistant supply of water for domestic, commercial, industrial, and fire protection uses. We will continue to anticipate our communities' growth so that wherever and whenever "That good York water" is needed, it will be available in plentiful supply.

**Quality of Water**
**On a Scale of 1 to 5**
*According to Customer Surveys*


4.5
4.4
4.3
4.2
4.1
4.0

2000 2004 2009

**Customer Service**
**On a Scale of 1 to 5**
*According to Customer Surveys*


4.7
4.6
4.5
4.4
4.3
4.2
4.1
4.0

2000 2004 2009

**Personnel**
**On a Scale of 1 to 5**
*According to Customer Surveys*


4.8
4.7
4.6
4.5
4.4
4.3
4.2
4.1

2000 2004 2009

**Overall Satisfaction**
**On a Scale of 1 to 5**
*According to Customer Surveys*


4.55
4.50
4.45
4.40
4.35
4.30
4.25

2000 2004 2009

## Highlights of Our 194th Year

(In thousands of dollars, except per share amounts)

### Summary of Operations

| For the Year | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Water operating revenue | $ 37,043 | $ 32,838 | $ 31,433 | $ 28,658 | $ 26,805 |
| Operating expenses* | 19,655 | 18,158 | 17,333 | 15,754 | 14,049 |
| Operating income* | 17,388 | 14,680 | 14,100 | 12,904 | 12,756 |
| Interest expense | 4,780 | 4,112 | 3,916 | 3,727 | 3,423 |
| Other income (expenses), net* | (517) | (509) | (78) | 110 | (117) |
| Income before income taxes | 12,091 | 10,059 | 10,106 | 9,287 | 9,216 |
| Income taxes | 4,579 | 3,628 | 3,692 | 3,196 | 3,383 |
| Net income | $ 7,512 | $ 6,431 | $ 6,414 | $ 6,091 | $ 5,833 |
| **Per Share of Common Stock** | | | | | |
| Book value | $ 6.92 | $ 6.14 | $ 5.97 | $ 5.84 | $ 4.85 |
| Basic earnings per share | 0.64 | 0.57 | 0.57 | 0.58 | 0.56 |
| Dividends declared per share | 0.506 | 0.489 | 0.475 | 0.454 | 0.424 |
| Weighted average number of shares outstanding during the year | 11,695,155 | 11,298,215 | 11,225,822 | 10,475,173 | 10,359,374 |
| **Utility Plant** | | | | | |
| Original cost, net of acquisition adjustments | $ 259,839 | $ 245,249 | $ 222,354 | $ 202,020 | $ 181,756 |
| Construction expenditures | 12,535 | 24,438 | 18,154 | 20,678 | 15,562 |
| **Other** | | | | | |
| Total assets | $ 248,837 | $ 240,442 | $ 210,969 | $ 196,064 | $ 172,296 |
| Long-term debt including current maturities | 77,568 | 86,353 | 70,505 | 62,335 | 51,874 |

*Certain prior year amounts have been reclassified to conform to the 2009 presentation.*

*For Management's Discussion and Analysis of Financial Condition and Results of Operations, please refer to page 8.*

## Shareholder Information

### Market for Common Stock and Dividends

The common stock of The York Water Company is traded on the NASDAQ Global Select Market (Symbol "YORW"). Quarterly price ranges and cash dividends per share for the last two years follow:

| | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|
| | **High** | **Low** | **Dividend*** | **High** | **Low** | **Dividend*** |
| 1st Quarter | $13.50 | $9.74 | $0.126 | $16.28 | $14.19 | $0.121 |
| 2nd Quarter | 16.26 | 11.75 | 0.126 | 16.50 | 14.51 | 0.121 |
| 3rd Quarter | 17.95 | 13.75 | 0.126 | 15.00 | 6.23 | 0.121 |
| 4th Quarter | 15.24 | 13.65 | 0.128 | 13.31 | 10.25 | 0.126 |

*Cash dividends per share reflect dividends declared at each dividend date.

Prices listed in the above table are sales prices as listed on the NASDAQ Global Select Market. Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2009 numbered approximately 1,516.

### Performance Graph

The following line graph presents the annual and cumulative total shareholder return for The York Water Company Common Stock over a five-year period from 2004 through 2009, based on the market price of the Common Stock and assuming reinvestment of dividends, compared with the cumulative total shareholder return of companies in the S&P 500 Index and a peer group made up of publicly traded water utilities, also assuming reinvestment of dividends. The peer group companies include: American States, Aqua America, Artesian Resources, California Water Service, Connecticut Water Service, Middlesex Water, Pennichuck Corporation, San Jose Water and Southwest Water.


The York Water Company: Price Performance
(2004-2009)
160
140
120
100
80
60
2004
2005
2006
2007
2008
2009
YORW
S&P 500
PeerGroup*

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|
| The York Water Company | 100.00 | 136.99 | 145.72 | 129.93 | 105.04 | 130.61 |
| S&P 500 Index | 100.00 | 103.00 | 117.03 | 121.16 | 74.53 | 92.01 |
| Peer Group* | 100.00 | 130.35 | 130.39 | 125.63 | 121.40 | 111.79 |

*ARTNA, AWR, CTWS, CWT, MSEX, PNNW, SJW, SWWC, WTR
*Source: FactSet Research Systems Inc.*

## Shareholder Information

### Dividend Policy

Dividends on the Company's common stock are declared by the Board of Directors and are normally paid in January, April, July and October. Dividends are paid based on shares outstanding as of the stated record date, which is ordinarily the last day of the calendar month immediately preceding the dividend payment.

The dividend paid on the Company's common stock on January 15, 2010 was the 556th consecutive dividend paid by the Company. The Company has paid consecutive dividends for its entire history, since 1816. The policy of our Board of Directors is currently to pay cash dividends on a quarterly basis. The dividend rate has been increased annually for thirteen consecutive years. The Company's Board of Directors declared dividend number 557 in the amount of $0.128 per share at its January 2010 meeting. The dividend is payable on April 15, 2010 to shareholders of record as of February 26, 2010. Future cash dividends will be dependent upon the Company's earnings, financial condition, capital demands and other factors and will be determined by the Company's Board of Directors. See Note 4 to the Company's financial statements included herein for restrictions on dividend payments.

---

### Financial Reports and Investor Relations

Shareholders may request, without charge, copies of the Company's financial reports, including Annual Reports, and Forms 8-K, 10-K and 10-Q filed with the Securities and Exchange Commission (SEC). Such requests, as well as other investor relations inquiries, should be addressed to:

Kathleen M. Miller — Chief Financial Officer

The York Water Company
P.O. Box 15089, York, PA 17405-7089

(717) 845-3601
(800) 750-5561
kathym@yorkwater.com

The Annual Report as well as reports filed with the SEC and other information about the Company can also be found on the Company's website at: www.yorkwater.com.

## Management's Discussion & Analysis of Financial Condition & Results of Operations

**(In thousands of dollars, except per share amounts)**

### FORWARD-LOOKING STATEMENTS

**This Annual Report contains** certain matters which are not historical facts, but which are forward-looking statements. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The Company intends these forward-looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain information relating to the Company's business strategy; statements including, but not limited to:

- expected profitability and results of operations;
- goals, priorities and plans for, and cost of, growth and expansion;
- strategic initiatives;
- availability of water supply;
- water usage by customers; and
- ability to pay dividends on common stock and the rate of those dividends.

**The forward-looking statements** in this Annual Report reflect what the Company currently anticipates will happen. What actually happens could differ materially from what it currently anticipates will happen. The Company does not intend to make any public announcement when forward-looking statements in this Annual Report are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason. Important matters that may affect what will actually happen include, but are not limited to:

- changes in weather, including drought conditions;
- levels of rate relief granted;
- the level of commercial and industrial business activity within the Company's service territory;
- construction of new housing within the Company's service territory and increases in population;
- changes in government policies or regulations;
- the ability to obtain permits for expansion projects;
- material changes in demand from customers, including the impact of conservation efforts which may impact the demand of customers for water;
- changes in economic and business conditions, including interest rates, which are less favorable than expected;
- the ability to obtain financing; and
- other matters set forth in Item 1A, "Risk Factors," of the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

### OVERVIEW

**The Company is the oldest investor-owned water utility in the United States** and is duly organized under the laws of the Commonwealth of Pennsylvania. The Company has operated continuously since 1816. The business of the Company is to impound, purify to meet or exceed safe drinking water standards and distribute water. The Company operates within its franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania. The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory, debt and equity financing and rate setting. The Company must obtain PPUC approval before changing any practices associated with the aforementioned areas. Water service is supplied through the Company's own distribution system. The Company obtains its water supply from both

## Management's Discussion & Analysis of Financial Condition & Results of Operations

**(In thousands of dollars, except per share amounts)**

the South Branch and East Branch of the Codorus Creek, which together have an average daily flow of 73.0 million gallons per day. This combined watershed area is approximately 117 square miles. The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water. The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of untreated water per day. As of December 31, 2009, the Company's average daily availability was 35.0 million gallons, and daily consumption was approximately 18.2 million gallons. The Company's service territory had an estimated population of 180,000 as of December 31, 2009. Industry within the Company's service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, laundry detergent, barbells and motorcycles.

**The Company's business** is somewhat dependent on weather conditions, particularly the amount of rainfall. Revenues are particularly vulnerable to weather conditions in the summer months. Prolonged periods of hot and dry weather generally cause increased water usage for watering lawns, washing cars, and keeping golf courses and sports fields irrigated. Conversely, prolonged periods of dry weather could lead to drought restrictions from governmental authorities. Despite the Company's adequate water supply, customers may be required to cut back water usage under such drought restrictions which would negatively impact our revenues. The Company has addressed some of this vulnerability by instituting minimum customer charges which are intended to cover fixed costs of operations under all likely weather conditions. In 2009, reduced water consumption, rainfall patterns and a sluggish economy have combined to reduce per capita consumption by industrial, commercial and residential customers by approximately 5.7% compared to 2008. If this downward trend continues, the Company's revenues would be diminished in the short term, making timely and adequate rate filings even more important.

**The Company's business** does not require large amounts of working capital and is not dependent on any single customer or a very few customers for a material portion of its business. In 2009, operating revenue was derived from the following sources and in the following percentages: residential, 63%; commercial and industrial, 29%; and other, 8%, which is primarily from the provision for fire service. Increases in revenues are generally dependent on the Company's ability to obtain rate increases from regulatory authorities in a timely manner and in adequate amounts and to increase volumes of water sold through increased consumption and increases in the number of customers served. The Company continuously looks for acquisition and expansion opportunities both within and outside its current service territory. The Company also looks for additional opportunities to enter into bulk water contracts with municipalities and other entities to supply water.

During the five-year period ended December 31, 2009, the Company has maintained an increasing growth in the number of customers and distribution facilities as demonstrated by the following chart:

| | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Average daily consumption (gallons per day) | 18,233,000 | 18,298,000 | 19,058,000 | 18,769,000 | 18,657,000 |
| Miles of mains at year-end | 938 | 884 | 845 | 817 | 786 |
| Additional distribution mains installed/acquired (ft.) | 286,326 | 206,140 | 147,803 | 159,330 | 212,702 |
| Number of customers at year-end | 62,186 | 61,527 | 58,890 | 57,578 | 55,731 |
| Population served at year-end | 180,000 | 176,000 | 171,000 | 166,000 | 161,000 |

## Management's Discussion & Analysis of Financial Condition & Results of Operations

**(In thousands of dollars, except per share amounts)**

## Performance Measures

**Company management uses financial measures** including operating revenues, net income, earnings per share and return on equity to evaluate its financial performance. Additional statistical measures including number of customers, customer complaint rate, annual customer rates and the efficiency ratio are used to evaluate performance quality. These measures are calculated on a regular basis and compared with historical information, budget and the other publicly-traded water companies.

**The Company's 2009 performance was strong** under most of the above measures. Effective October 9, 2008, the PPUC authorized an increase in rates which allowed the Company to recover some of the increasing expenses and offset some of the declining per capita water usage by our customers. In 2009, we issued 1,070,000 additional shares of common stock through an underwritten public offering. Despite an increase in net income in 2009 over 2008 of 16.8%, return on equity on year end common equity fell due to dilution.

**The efficiency ratio, which is calculated as net income divided by revenues,** is used by management to evaluate its ability to keep expenses in line. Over the five previous years, our ratio averaged 21.3%. In 2009, the ratio fell slightly to 20.3% due to reduced per capita water usage by our customers which caused water usage revenues to decline, but not expenses, and increased expenses, some of which had not yet been included in rates charged to customers. Despite the reduction in the efficiency ratio, management is confident that our ratio will again exceed that of our peers. Management continues to look for ways to decrease expenses and increase efficiency as well as to file for rate increases promptly when needed.

## Results of Operations

### 2009 Compared with 2008

**Net income for 2009 was $7,512,** an increase of $1,081, or 16.8%, from net income of $6,431 for 2008. The primary contributing factors to the increase in net income were higher water revenues which were partially offset by increased depreciation, higher pension cost, reduced interest capitalized, increased interest expense on debt and higher salary and wage expense.

**Water operating revenues** for the year increased $4,205, or 12.8%, from $32,838 for 2008 to $37,043 for 2009. The primary reasons for the increase in revenues were a rate increase of 17.9% effective October 9, 2008 and growth in the customer base. The average number of customers served in 2009 increased as compared to 2008 by 2,414 customers, from 59,483 to 61,897 customers. Approximately 2,050 of the additional customers were due to the Asbury Pointe and West Manheim acquisitions. Despite this increase in customers, the total per capita volume of water sold in 2009 decreased compared to 2008 by approximately 5.7%. The largest decline occurred in the industrial category followed by the commercial and residential categories. The reduction is attributed to, among other things, a sluggish economy and rainfall patterns. The Company expects revenues to remain consistent as the impact of new customers is expected to be offset by the decline in per capita consumption. Drought warnings or restrictions as well as regulatory actions could impact results.

**Operating expenses** for the year increased $1,497, or 8.2%, from $18,158 for 2008 to $19,655 for 2009. The increase was primarily due to higher depreciation of $790 due to increased plant investment, increased pension expense of $487, higher salary and wage expense of $229 due mainly to the increased vacation accrual discussed in Note 1 (Reclassifications) and higher distribution system maintenance expense, chemical expense, power costs, rate case expense, provision for doubtful accounts, banking fees, realty taxes and other expenses aggregating approximately $482. The increase was partially offset by reduced health insurance costs, increased capitalized overhead, lower transportation expenses and reduced software support and legal expenses aggregating approximately $491. Depreciation expenses are expected to continue to rise due to investment in plant and other operating expenses are expected to increase at a moderate rate as costs to serve customers and to extend our distribution system continue to rise.

## Management's Discussion & Analysis of Financial Condition & Results of Operations

**(In thousands of dollars, except per share amounts)**

**Interest on debt** for 2009 increased $231, or 4.9%, from $4,759 for 2008 to $4,990 for 2009. Interest on the Company's long-term debt increased by $706 due to an increase in the amount of long-term debt outstanding from new debt issued on October 15, 2008 in the aggregate principal amount of $15,000 at an interest rate of 6%. The increased expenses were partially offset by lower interest on the $12,000 variable rate bonds of approximately $69 due to lower variable interest rates. Interest on the Company's lines of credit decreased by $346 due to lower interest rates. The average interest rate on the lines of credit was 1.41% for 2009 compared to 3.61% for 2008. The average debt outstanding under the lines of credit was $16,848 for 2009 and $16,128 for 2008. Other long-term interest decreased $60.

**Allowance for funds used during construction** decreased $437, from $647 for 2008 to $210 in 2009, due to a lower volume of eligible construction. Eligible 2008 construction expenditures included an investment in a large water treatment replacement and expansion project and a main extension to West Manheim Township that was placed in service in December, 2008.

**Other income (expenses), net** for 2009 reflects increased expenses of $8 as compared to 2008. The increase was primarily due to increased charitable contributions, higher debt cost amortization and other expenses which were partially offset by reduced retirement expenses.

**Income taxes** for 2009 increased by $951, or 26.2%, compared to 2008, primarily due to an increase in taxable income. The Company's effective tax rate was 37.9% in 2009 and 36.1% in 2008. The increase in the effective tax rate was due to taxable gains on the surrender of life insurance policies and bonus depreciation initially being taxable for state tax purposes.

### 2008 Compared with 2007

**Net income for 2008 was $6,431,** an increase of $17, or 0.3%, from net income of $6,414 for 2007. The primary contributing factors to the increase in net income were higher water operating revenues partially offset by increased operating and retirement expenses.

**Water operating revenues** for the year increased $1,405, or 4.5%, from $31,433 for 2007 to $32,838 for 2008. The primary reasons for the increase in revenues were a rate increase effective October 9, 2008, an increased distribution surcharge through the first three quarters and growth in the customer base. The average number of customers served in 2008 increased as compared to 2007 by 993 customers, from 58,490 to 59,483 customers due to growth in the Company's service territory. The total number of customers added during the year was approximately 2,600 with approximately 250 of those customers added in November due to the Asbury Pointe acquisition and approximately 1,800 customers added in December due to the West Manheim acquisition. Despite this increase in customers, the total per capita volume of water sold in 2008 decreased compared to 2007 by approximately 4.1%. Reduced consumption is attributed to a sluggish economy and increased rainfall.

**Operating expenses** for the year increased $825, or 4.8%, from $17,333 for 2007 to $18,158 for 2008. Higher depreciation expense of approximately $395 due to increased plant investment, increased health insurance costs of approximately $136, higher banking fees of approximately $103 related to lockbox processing and credit enhancement, increased pension expense of approximately $96 and higher salaries of approximately $87 due to wage increases were the principal reasons for the increase. Higher power costs, legal fees, realty taxes, transportation costs, director fees and other expenses aggregating approximately $353 also added to the increase. The increase in expenses was partially offset by lower software support expenses of approximately $209, reduced chemical expenses of approximately $89 and lower shareholder costs of approximately $47.

**Interest on debt** for 2008 increased $615, or 14.8%, from $4,144 for 2007 to $4,759 for 2008. Interest on the Company's lines of credit increased by $329 due to increased borrowings to fund operations and construction. The average interest rate on the lines of credit was 3.61% for 2008 compared to 5.96% for 2007. The average debt outstanding under the lines of credit was $16,128 for

## Management's Discussion & Analysis of Financial Condition & Results of Operations

**(In thousands of dollars, except per share amounts)**

### Results of Operations (continued)

2008 and $3,898 for 2007. Interest on the Company's long-term debt increased by $192 due to an increase in the amount of long-term debt outstanding from new debt issued on October 15, 2008 in the aggregate principal amount of $15,000 at an interest rate of 6%. Interest on the $12,000 variable rate bonds increased $58 and other long-term interest increased $36.

**Allowance for funds used during construction** increased $419, from $228 in 2007 to $647 in 2008, due to an increased volume of construction expenditures. Eligible 2008 construction expenditures included an investment in a large water treatment replacement and expansion project and a main extension to West Manheim Township.

**Other income (expenses), net** for 2008 reflects increased expenses of $431 as compared to 2007. The increase was primarily due to higher retirement expenses of approximately $479. The additional expense resulted from changes to the plans to make them compliant with Internal Revenue Code Section 409A and a reduction in the discount rate used in recording the present value of the benefits. The increase in expenses was partially offset by higher interest income in 2008 of approximately $53 on water district notes receivable. Interest income on water district notes receivable in the first nine months of 2007 included a negative adjustment (expense) due to the recalculation of a note. Decreased charitable contributions of approximately $25 also reduced other expenses.

**Income taxes** for 2008 decreased by $64, or 1.7%, compared to 2007 primarily due to a decrease in taxable income. The Company's effective tax rate was 36.1% in 2008 and 36.5% in 2007.

### Rate Developments

**From time to time,** the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests. The most recent rate request was filed by the Company on May 16, 2008 and sought an increase of $7,086, which would have represented a 19.6% increase in rates. Effective October 9, 2008, the PPUC authorized an increase in rates designed to produce approximately $5,950 in additional annual revenues. The Company anticipates that it will file a rate increase request in 2010.

### Acquisitions

See Note 2 to the Company's financial statements included herein for a discussion of our acquisitions.

### Capital Expenditures

**During 2009,** the Company invested $12,535 in construction expenditures for routine items as well as an additional standpipe and booster station, various replacements of aging infrastructure, and a main extension to support our westward expansion. In addition to construction projects, we invested approximately $2,236 for the acquisition of West Manheim and Beaver Creek Village water systems and additional expenditures relating to the Asbury Pointe water system. The Company was able to fund operating activities and construction expenditures using internally-generated funds, borrowings against the Company's lines of credit, an underwritten common stock offering, proceeds from its stock purchase plans (see Note 5 to the Company's financial statements included herein), customer advances and the distribution surcharge (DSIC) allowed by the PPUC. The distribution surcharge allows the Company to add a charge to customers' bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

## Management's Discussion & Analysis of Financial Condition & Results of Operations

**(In thousands of dollars, except per share amounts)**

**The Company anticipates** construction and acquisition expenditures for 2010 and 2011 of approximately $12,740 and $13,926, respectively. In addition to routine transmission and distribution projects, a portion of the anticipated 2010 and 2011 expenditures will be for additional standpipes, further upgrades to water treatment facilities, reinforcement of one of our dams, and various replacements of aging infrastructure. We intend to use internally-generated funds for at least half of our anticipated 2010 and 2011 construction and fund the remainder through line of credit borrowings, proceeds from our stock purchase plans or public offerings, possible long-term debt offerings, the DSIC and customer advances and contributions (see Note 1 to the Company's financial statements included herein). Customer advances and contributions are expected to account for approximately 5% of funding requirements in 2010 and 15% of funding requirements in 2011. We believe we will have adequate access to the capital markets, if necessary during 2010, to fund anticipated construction and acquisition expenditures.

## Liquidity and Capital Resources

### Cash

Although the Company is able to generate funds internally through customer bill payments, we have not historically maintained cash on the balance sheet. The Company manages its cash through a cash management account that is directly connected to a line of credit. Excess cash generated automatically pays down outstanding borrowings under the line of credit arrangement. If there are no outstanding borrowings, the cash is automatically invested in an interest-bearing account overnight. Likewise, if additional funds are needed, besides what is generated internally, for payroll, to pay suppliers, or to pay debt service, funds are automatically borrowed under the line of credit. The cash management facility has historically provided the necessary liquidity and funding for our operations and we expect that to continue to be the case for the foreseeable future.

### Internally-generated Funds

The amount of internally-generated funds available for operations and construction depends on our ability to obtain timely and adequate rate relief, our customers' water usage, weather conditions, customer growth and controlled expenses. In 2009, we generated $15,801 internally as compared to $11,527 in 2008 and $10,040 in 2007. A successful rate increase request, the addition of approximately 2,600 customers and increased depreciation and deferred income taxes, which are non-cash expenses, helped to increase cash flow from operating activities during 2009. In addition to internally-generated funds, we used our bank lines of credit and proceeds from an underwritten common stock offering to help fund operations and construction.

### Credit Lines

Historically, the Company has borrowed $15,000 to $20,000 under its lines of credit before refinancing with long-term debt or equity capital. As of December 31, 2009, the Company maintained unsecured lines of credit aggregating $33,000 with three banks. One line of credit includes a $4,000 portion which is payable upon demand and carries an interest rate of 4.00% or LIBOR plus 0.70%, whichever is greater, and a $13,000 committed portion with a revolving 2-year maturity (currently May 2011), which carries an interest rate of LIBOR plus 0.70%. In January 2010, we signed a renewal for this line of credit which eliminated the 4.00% interest rate floor on the on-demand portion and raised the interest rate on both portions to LIBOR plus 2.00%. The Company had $3,054 in outstanding borrowings under the committed portion and no on-demand borrowings under this line of credit as of December 31, 2009. The second line of credit, in the amount of $11,000, is a committed line of credit, which matures in May 2010 and carries an interest rate of LIBOR plus 1.50%. This line of credit has a compensating balance requirement of $500. The Company had $3,000 in outstanding borrowings under this line of credit as of December 31, 2009. The third line of credit, in the amount of $5,000, is a committed line of credit, which matures in April 2010 and carries an interest rate of LIBOR plus 2.00%. The Company had $2,000 in outstanding borrowings under this line of credit as of December 31, 2009. The weighted average interest rate on line of credit borrowings as of December 31, 2009 was 1.56% compared to 2.32% as of December 31, 2008. The Company plans to renew the lines of credit that expire in 2010 under similar terms and conditions.

## Management's Discussion & Analysis of Financial Condition & Results of Operations

**(In thousands of dollars, except per share amounts)**

## Liquidity and Capital Resources (continued)

The credit and liquidity crisis which began in 2008 has caused substantial volatility and uncertainty in the capital markets and in the banking industry resulting in increased borrowing costs and reduced credit availability. While actual interest rates are currently low, one of our banks has recently increased the interest rate on our line of credit from LIBOR plus 70 basis points to LIBOR plus 200 basis points. Although we have taken steps to manage the risk of reduced credit availability such as maintaining primarily committed lines of credit that cannot be called on demand and obtaining a 2-year revolving maturity, there is no guarantee that we will be able to obtain sufficient lines of credit with favorable terms in the future. In addition, if we are unable to refinance our line of credit borrowings with long-term debt or equity when necessary, we may have to eliminate or postpone capital expenditures. We believe we will have adequate capacity under our current lines of credit to meet our financing needs throughout 2010.

### Long-term Debt

The Company's loan agreements contain various covenants and restrictions. We believe we are currently in compliance with all of these restrictions. See Note 4 to the Company's financial statements included herein for additional information regarding these restrictions.

The 3.6% Industrial Development Authority Revenue Refunding Bonds, Series 1994, had a mandatory tender date of May 15, 2009. The Company retired the $2,700 bonds using funds available under its lines of credit. The 3.75% Industrial Development Authority Revenue Refunding Bonds, Series 1995, have a mandatory tender date of June 1, 2010. The Company currently plans to meet its $4,300 obligation using funds available under its lines of credit or a potential debt issuance.

The Company's debt (long-term debt plus current portion of long-term debt) as a percentage of the total capitalization, defined as total common stockholders' equity plus long-term debt (including current portion of long-term debt), was 47.2% as of December 31, 2009, compared with 55.3% as of December 31, 2008. While our debt load has trended upward over the years, we have historically matched increasing debt with increasing equity so that our debt to total capitalization ratio was nearly fifty percent. This capital structure has historically been acceptable to the PPUC in that prudent debt costs and a fair return have been granted by the PPUC in rate filings. The economic downturn during the latter part of 2008 delayed the matching increase in equity, resulting in a higher debt ratio and increased borrowings under our lines of credit. The improved market conditions in 2009 allowed the Company to complete an underwritten common stock offering and reduce the percentage of debt in its capital structure. See Note 4 to the Company's financial statements included herein for the details of our long-term debt outstanding as of December 31, 2009.

### Common Stock

In September 2009, the Company closed an underwritten public offering of 950,000 shares of its common stock. In October 2009, the underwriters exercised an over-allotment of 120,000 shares. Boenning & Scattergood, Inc. and J.J.B. Hilliard, W.L. Lyons, LLC were the underwriters in the offering. The Company received net proceeds in the offering, after deducting offering expenses and underwriter's discounts and commissions, of approximately $14.1 million. The net proceeds were used to repay a portion of the Company's borrowings under its line of credit agreements incurred to fund capital expenditures and acquisitions, and for general corporate purposes.

## Management's Discussion & Analysis of Financial Condition & Results of Operations

**(In thousands of dollars, except per share amounts)**

Common stockholders' equity as a percent of the total capitalization was 52.8% as of December 31, 2009, compared with 44.7% as of December 31, 2008. It is the Company's intent to maintain a ratio near fifty percent. Economic conditions in 2008 caused us to modify our plans to issue common stock due to a reduced stock price, the potential inability to raise the needed funds and the prospect of further dilution to our stock value. The improved market conditions in 2009 allowed the Company to complete an underwritten common stock offering and increase the percentage of common stockholders' equity in its capital structure. We have the ability to issue additional shares of the Company's common stock in the future under a shelf Registration Statement on Form S-3 filed with the Securities and Exchange Commission on April 28, 2009.

**Credit Rating**

On March 26, 2009, Standard and Poor's affirmed our credit rating at A-, with a stable outlook. Our ability to maintain this rating depends, among other things, on adequate and timely rate relief, which we have been successful in obtaining, and our ability to fund capital expenditures in a balanced manner using both debt and equity. In 2010, our objectives will be to continue to maximize our funds provided by operations and maintain the equity component of total capitalization.

## Dividends

**During 2009,** the Company's dividend payout ratios relative to net income and cash provided by operating activities were 80.5% and 37.0%, respectively. During the fourth quarter of 2009, the Board of Directors increased the dividend by 1.6% from $0.126 per share to $0.128 per share per quarter. This was the thirteenth consecutive annual dividend increase and the 194th consecutive year of paying dividends.

**The Company's Board of Directors** declared a dividend in the amount of $0.128 per share at its January 2010 meeting. The dividend is payable on April 15, 2010 to shareholders of record as of February 26, 2010. While the Company expects to maintain this dividend amount in 2010, future dividends will be dependent upon the Company's earnings, financial condition, capital demands and other factors and will be determined by the Company's Board of Directors. See Note 4 to the Company's financial statements included herein for restrictions on dividend payments.

## Inflation

**The Company** is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. The ability of the Company to recover this increased investment in facilities is dependent upon future rate increases, which are subject to approval by the PPUC. The Company can provide no assurances that its rate increases will be approved by the PPUC; and, if approved, the Company cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which the rate increase was sought.

## Management's Discussion & Analysis of Financial Condition & Results of Operations

**(In thousands of dollars, except per share amounts)**

## CONTRACTUAL OBLIGATIONS

The following summarizes the Company's contractual obligations by period as of December 31, 2009:

| | Payments Due by Period | | | | | | |
|---|---|---|---|---|---|---|---|
| | Total | 2010 | 2011 | 2012 | 2013 | 2014 | Thereafter |
| Long-term debt obligations (a) | $ 77,568 | $ 4,341 | $ 15,095 | $ 42 | $ 42 | $ 43 | $ 58,005 |
| Interest on long-term debt (b) | 66,676 | 4,188 | 4,121 | 4,120 | 4,120 | 4,119 | 46,008 |
| Short-term borrowings (c) | 5,000 | 5,000 | – | – | – | – | – |
| Purchase obligations (d) | 1,756 | 1,756 | – | – | – | – | – |
| Defined benefit obligations (e) | 1,218 | 1,218 | – | – | – | – | – |
| Deferred employee benefits (f) | 4,489 | 229 | 224 | 236 | 226 | 235 | 3,339 |
| Other deferred credits (g) | 1,161 | 343 | 241 | 154 | 99 | 57 | 267 |
| Total | $ 157,868 | $ 17,075 | $ 19,681 | $ 4,552 | $ 4,487 | $ 4,454 | $ 107,619 |

(a) Represents debt maturities including current maturities. Included in the table is a payment of $12,000 in 2011 on the variable rate bonds which would only be due if the bonds were unable to be remarketed. There is currently no indication of this happening.

(b) Excludes interest on the $12,000 variable rate debt as these payments cannot be reasonably estimated. The interest rate on this issue is reset weekly by the remarketing agent based on then current market conditions. Also excludes interest on the committed line of credit due to the variability of both the outstanding amount and the interest rate.

(c) Represents obligations under the Company's short-term lines of credit.

(d) Represents an approximation of open purchase orders at year end.

(e) Represents contributions expected to be made to qualified defined benefit plans. The amount of required contributions in 2011 and thereafter is not currently determinable.

(f) Represents the obligations under the Company's Supplemental Retirement and Deferred Compensation Plans for executives.

(g) Represents the estimated settlement payments to be made under the Company's interest rate swap contract.

In addition to these obligations, the Company makes refunds on Customers' Advances for Construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains. The refund amounts are not included in the above table because the timing cannot be accurately estimated. Portions of these refund amounts are payable annually through 2020 and amounts not paid by the contract expiration dates become non-refundable and are transferred to Contributions in Aid of Construction.

See Note 9 to the Company's financial statements included herein for a discussion of our commitments.

## CRITICAL ACCOUNTING ESTIMATES

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Our accounting policies require us to make subjective judgments because of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include: regulatory assets and liabilities, revenue recognition and accounting for our pension plans.

**Regulatory Assets and Liabilities**

Generally accepted accounting principles define professional standards for companies whose rates are established by or are subject to approval by an independent third-party regulator. In accordance with the professional standards, the Company defers costs and credits on its balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the rate-making process in a period different from when the costs and credits were incurred.

## Management's Discussion & Analysis of Financial Condition & Results of Operations

**(In thousands of dollars, except per share amounts)**

These deferred amounts are then recognized in the statement of income in the period in which they are reflected in customer rates. If the Company later finds that these assets and liabilities cannot be included in rate-making, they are adjusted appropriately. See Note 1 for additional details regarding regulatory assets and liabilities.

**Revenue Recognition**

Revenues include amounts billed to metered customers on a cycle basis and unbilled amounts based on both actual and estimated usage from the latest meter reading to the end of the accounting period. Estimates are based on average daily usage for those particular customers. The unbilled revenue amount is recorded as a current asset on the balance sheet. Actual results could differ from these estimates and would result in operating revenues being adjusted in the period in which the actual usage is known. Based on historical experience, the Company believes its estimate of unbilled revenues is reasonable.

**Pension Accounting**

Accounting for defined benefit pension plans requires estimates of future compensation increases, mortality, the discount rate, and expected return on plan assets as well as other variables. These variables are reviewed annually with the Company's pension actuary. The Company selected its December 31, 2009 and 2008 discount rates based on the Citigroup Pension Liability Index. This index uses the Citigroup spot rates for durations out to 30 years and matches them to expected disbursements from the plan over the long term. The Company believes this index most appropriately matches its pension obligations. The present values of the Company's future pension obligations were determined using a discount rate of 6.0% at December 31, 2009 and 2008.

Choosing a lower discount rate normally increases the amount of pension expense and the corresponding liability. In the case of the Company, a reduction in the discount rate would increase its liability, but would not have an impact on its pension expense. The PPUC, in a previous rate settlement, agreed to grant recovery of the Company's contribution to the pension plans in customer rates. As a result, under the professional standards, expense in excess of the Company's pension plan contribution is deferred as a regulatory asset and will be expensed as contributions are made to the plans and the contributions are recovered in customer rates. Therefore, changes in the discount rate affect regulatory assets rather than pension expense.

The Company's estimate of the expected return on plan assets is primarily based on the historic returns and projected future returns of the asset classes represented in its plans. The target allocation of pension assets is 50% to 70% equity securities, 30% to 50% debt securities, and 0% to 10% reserves. The Company used 7% as its estimate of expected return on assets in both 2009 and 2008. If the Company were to reduce the expected return, its liability would increase, but its expense would again remain unchanged because the expense is equal to the Company's contribution to the plans. The additional expense would instead be recorded as an increase to regulatory assets.

Other critical accounting estimates are discussed in the Significant Accounting Policies Note to the Financial Statements.

## Off-Balance Sheet Transactions

**The Company** does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses. The Company does not use securitization of receivables or unconsolidated entities. The Company does not engage in trading or risk management activities, with the exception of the interest rate swap agreement discussed in Note 4 to the financial statements, does not use derivative financial instruments for speculative trading purposes, has no lease obligations, no guarantees and does not have material transactions involving related parties.

## Impact of Recent Accounting Pronouncements

See Note 1 to the Company's financial statements included herein for a discussion on the effect of new accounting pronouncements.

## Management's Report on Internal Control Over Financial Reporting

**Management of The York Water Company (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting.** Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework* (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective.

The Company's independent auditors, ParenteBeard LLC, have audited the Company's internal control over financial reporting. Their opinions on the Company's internal control over financial reporting and on the Company's financial statements appear on the following pages of this annual report.

**Jeffrey R. Hines**
**President, Chief Executive Officer**

**Kathleen M. Miller**
**Chief Financial Officer**

**March 11, 2010**

## Report of Independent Registered Public Accounting Firm

### To the Board of Directors and Stockholders of The York Water Company

We have audited The York Water Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The York Water Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The York Water Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, common stockholders' equity and comprehensive income, and cash flows of The York Water Company, and our report dated March 11, 2010 expressed an unqualified opinion.

ParenteBeard LLC

**ParenteBeard LLC**
**York, Pennsylvania**
**March 11, 2010**

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of The York Water Company

We have audited the accompanying balance sheets of The York Water Company as of December 31, 2009 and 2008, and the related statements of income, common stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. The York Water Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The York Water Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2010 expressed an unqualified opinion.

ParenteBeard LLC

**ParenteBeard LLC**
**York, Pennsylvania**
**March 11, 2010**

## Balance Sheets

**(In thousands of dollars, except per share amounts)**

| ASSETS | December 31 2009 | 2008 |
|---|---|---|
| **Utility Plant,** at original cost | $ 262,598 | $ 246,613 |
| Plant acquisition adjustments | (2,759) | (1,364) |
| Accumulated depreciation | (38,364) | (34,429) |
| Net utility plant | 221,475 | 210,820 |
| **Other Physical Property:** | | |
| Net of accumulated depreciation of $175 in 2009 and $162 in 2008 | 554 | 562 |
| **Current Assets:** | | |
| Restricted cash-compensating balance | 500 | – |
| Receivables, net of reserves of $225 in 2009 and $195 in 2008 | 2,938 | 3,243 |
| Unbilled revenues | 2,451 | 2,687 |
| Recoverable income taxes | – | 131 |
| Materials and supplies inventories, at cost | 716 | 741 |
| Prepaid expenses | 387 | 412 |
| Deferred income taxes | 154 | 133 |
| Total current assets | 7,146 | 7,347 |
| **Other Long-Term Assets:** | | |
| Deferred debt expense | 1,906 | 2,013 |
| Notes receivable | 476 | 536 |
| Deferred regulatory assets | 14,010 | 15,972 |
| Other | 3,270 | 3,192 |
| Total other long-term assets | 19,662 | 21,713 |
| **Total Assets** | $ 248,837 | $ 240,442 |

| STOCKHOLDERS' EQUITY AND LIABILITIES | 2009 | 2008 |
|---|---|---|
| **Common Stockholders' Equity:** | | |
| Common stock, no par value, authorized 46,500,000 shares, issued and outstanding 12,558,724 shares in 2009 and 11,367,248 shares in 2008 | $ 73,569 | $ 57,875 |
| Retained earnings | 13,353 | 11,891 |
| Total common stockholders' equity | 86,922 | 69,766 |
| **Preferred Stock,** authorized 500,000 shares, no shares issued | – | – |
| **Long-term Debt,** excluding current portion | 73,227 | 83,612 |
| **Commitments** | – | – |
| **Current Liabilities:** | | |
| Short-term borrowings | 5,000 | 6,000 |
| Current portion of long-term debt | 4,341 | 2,741 |
| Accounts payable | 892 | 2,011 |
| Dividends payable | 1,393 | 1,192 |
| Accrued taxes | 488 | 75 |
| Accrued interest | 1,019 | 1,080 |
| Other accrued expenses | 1,472 | 1,097 |
| Total current liabilities | 14,605 | 14,196 |
| **Deferred Credits:** | | |
| Customers' advances for construction | 16,188 | 18,258 |
| Deferred income taxes | 22,507 | 19,549 |
| Deferred employee benefits | 8,765 | 9,758 |
| Other deferred credits | 1,679 | 2,789 |
| Total deferred credits | 49,139 | 50,354 |
| Contributions in aid of construction | 24,944 | 22,514 |
| **Total Stockholders' Equity and Liabilities** | $ 248,837 | $ 240,442 |

*The accompanying notes are an integral part of these statements.*

## Statements of Income

**(In thousands of dollars, except per share amounts)**

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **Water Operating Revenues:** | | | |
| Residential | $ 23,299 | $ 20,572 | $ 19,722 |
| Commercial and industrial | 10,734 | 9,671 | 9,290 |
| Other | 3,010 | 2,595 | 2,421 |
| | 37,043 | 32,838 | 31,433 |
| **Operating Expenses:** | | | |
| Operation and maintenance | 7,067 | 6,749 | 6,593 |
| Administrative and general | 7,101 | 6,685 | 6,506 |
| Depreciation and amortization | 4,412 | 3,622 | 3,227 |
| Taxes other than income taxes | 1,075 | 1,102 | 1,007 |
| | 19,655 | 18,158 | 17,333 |
| Operating income | 17,388 | 14,680 | 14,100 |
| **Other Income (Expenses):** | | | |
| Interest on debt | (4,990) | (4,759) | (4,144) |
| Allowance for funds used during construction | 210 | 647 | 228 |
| Other income (expenses), net | (517) | (509) | (78) |
| | (5,297) | (4,621) | (3,994) |
| Income before income taxes | 12,091 | 10,059 | 10,106 |
| Income taxes | 4,579 | 3,628 | 3,692 |
| **Net Income** | $ 7,512 | $ 6,431 | $ 6,414 |
| **Basic Earnings Per Share** | $ 0.64 | $ 0.57 | $ 0.57 |
| **Cash Dividends Declared Per Share** | $ 0.506 | $ 0.489 | $ 0.475 |

*The accompanying notes are an integral part of these statements.*

## Statements of Common Stockholders' Equity and Comprehensive Income

**For the Years Ended December 31, 2009, 2008 and 2007**
**(In thousands of dollars, except per share amounts)**

| | Common Stock | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|
| **Balance, December 31, 2006** | $ 55,558 | $ 9,904 | $ (101) | $ 65,361 |
| Net income | – | 6,414 | – | 6,414 |
| Other comprehensive income (loss): | | | | |
| Unrealized loss on interest rate swap, net of $125 income tax | – | – | (183) | (183) |
| Reclassification adjustment for amounts recognized in income, net of $3 income tax | – | – | 4 | 4 |
| Comprehensive income | | | | 6,235 |
| Dividends ($0.475 per share) | – | (5,332) | – | (5,332) |
| Issuance of common stock under dividend reinvestment and employee stock purchase plans | 1,008 | – | – | 1,008 |
| **Balance, December 31, 2007** | 56,566 | 10,986 | (280) | 67,272 |
| Net income | – | 6,431 | – | 6,431 |
| Other comprehensive income (loss): | | | | |
| Reclassification adjustment for unrealized loss on interest rate swap to regulatory asset, net of $191 income tax | – | – | 280 | 280 |
| Comprehensive income | | | | 6,711 |
| Dividends ($0.489 per share) | – | (5,526) | – | (5,526) |
| Issuance of common stock under dividend reinvestment, direct stock and employee stock purchase plans | 1,309 | – | – | 1,309 |
| **Balance, December 31, 2008** | 57,875 | 11,891 | – | 69,766 |
| Net income | – | 7,512 | – | 7,512 |
| Dividends ($0.506 per share) | – | (6,050) | – | (6,050) |
| Issuance of 1,070,000 shares of common stock | 14,094 | – | – | 14,094 |
| Issuance of common stock under dividend reinvestment, direct stock and employee stock purchase plans | 1,600 | – | – | 1,600 |
| **Balance, December 31, 2009** | $ 73,569 | $ 13,353 | $ – | $ 86,922 |

*The accompanying notes are an integral part of these statements.*

## Statements of Cash Flows

**(In thousands of dollars, except per share amounts)**

| | Year Ended December 31 2009 | 2008 | 2007 |
|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | |
| Net income | $ 7,512 | $ 6,431 | $ 6,414 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 4,412 | 3,622 | 3,227 |
| Increase in deferred income taxes | 2,515 | 1,911 | 1,143 |
| Other | 39 | (166) | (71) |
| Changes in assets and liabilities: | | | |
| (Increase) decrease in accounts receivable, unbilled revenues and recoverable income taxes | 440 | (816) | (216) |
| (Increase) decrease in materials and supplies and prepaid expenses | 50 | 105 | (38) |
| Increase in accounts payable, accrued expenses, regulatory and other liabilities, and deferred employee benefits and credits | 666 | 870 | 103 |
| Increase (decrease) in accrued interest and taxes | 352 | 221 | (52) |
| Increase in regulatory and other assets | (185) | (651) | (470) |
| Net cash provided by operating activities | 15,801 | 11,527 | 10,040 |
| **Cash Flows from Investing Activities:** | | | |
| Utility plant additions, including debt portion of allowance for funds used during construction of $117 in 2009, $427 in 2008 and $127 in 2007 | (12,535) | (24,438) | (18,154) |
| Acquisitions of water systems | (2,236) | (259) | (896) |
| Increase in compensating balance | (500) | – | – |
| Decrease in notes receivable | 60 | 74 | 858 |
| Net cash used in investing activities | (15,211) | (24,623) | (18,192) |
| **Cash Flows from Financing Activities:** | | | |
| Customers' advances for construction and contributions in aid of construction | 443 | 804 | 2,447 |
| Repayments of customer advances | (926) | (1,489) | (1,469) |
| Proceeds of long-term debt issues | 23,659 | 52,308 | 8,210 |
| Debt issuance costs | – | (950) | – |
| Repayments of long-term debt | (32,444) | (36,460) | (40) |
| Borrowings (repayments) under short-term line of credit agreements | (1,000) | 3,000 | 3,000 |
| Changes in cash overdraft position | (167) | 34 | 277 |
| Issuance of common stock | 15,694 | 1,309 | 1,008 |
| Dividends paid | (5,849) | (5,460) | (5,281) |
| Net cash (used in) provided by financing activities | (590) | 13,096 | 8,152 |
| Net change in cash and cash equivalents | – | – | – |
| Cash and cash equivalents at beginning of year | – | – | – |
| Cash and cash equivalents at end of year | $ – | $ – | $ – |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid during the year for: | | | |
| Interest, net of amounts capitalized | $ 4,911 | $ 4,200 | $ 3,970 |
| Income taxes | 1,284 | 1,611 | 2,324 |

Supplemental schedule of non-cash investing and financing activities:
Accounts payable includes $292 in 2009, $950 in 2008 and $2,311 in 2007 for the construction of utility plant.
Accounts payable and other deferred credits includes $19 in 2009, $93 in 2008 and $173 in 2007 for the acquisition of water systems.
Contributions in aid of construction includes $51 of contributed land in 2008.

*The accompanying notes are an integral part of these statements.*

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

## 1. Significant Accounting Policies

The business of The York Water Company is to impound, purify and distribute water. The Company operates within its franchised territory located in York and Adams Counties, Pennsylvania, and is subject to regulation by the Pennsylvania Public Utility Commission, or PPUC.

The following summarizes the significant accounting policies employed by The York Water Company.

**Utility Plant and Depreciation**

The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overhead and, for certain utility plant, allowance for funds used during construction. In accordance with regulatory accounting requirements, water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant. At December 31, 2009 and 2008, utility plant includes a credit acquisition adjustment of $2,759 and $1,364, respectively. The acquisition of West Manheim water assets yielded a negative acquisition adjustment of $1,440. The acquisition of Beaver Creek Village water assets yielded a negative acquisition adjustment of $26. In 2008, the acquisition of Asbury Pointe water assets yielded a negative acquisition adjustment of $207. Additional acquisition expenditures in 2009 of $22 resulted in a reduction of the negative acquisition adjustment to $185. The net acquisition adjustment is being amortized over the remaining life of the respective assets. Amortization amounted to $49 in 2009, $27 in 2008, and $28 in 2007.

Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage value, are charged to the reserve for depreciation. To the extent the Company recovers cost of removal or other retirement costs through rates after the retirement costs are incurred, a regulatory asset is reported. Gains or losses from abnormal retirements are reflected in income currently.

The Company charges to maintenance expense the cost of repairs and replacements and renewals of minor items of property. Maintenance of transportation equipment is charged to clearing accounts and apportioned therefrom in a manner similar to depreciation. The cost of replacements, renewals and betterments of units of property is capitalized to the utility plant accounts.

The straight-line remaining life method is used to compute depreciation on utility plant cost, exclusive of land and land rights. Annual provisions for depreciation of transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives. Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

## 1. Significant Accounting Policies (continued)

The following remaining lives are used for financial reporting purposes:

| Utility Plant Asset Category | December 31, 2009 | December 31, 2008 | Approximate range of remaining lives |
|---|---|---|---|
| Mains and accessories | $ 138,738 | $ 128,142 | 13-85 yrs |
| Services, meters and hydrants | 53,195 | 49,544 | 22-54 yrs |
| Operations structures, reservoirs and water tanks | 39,928 | 38,620 | 9-66 yrs |
| Pumping and purification equipment | 16,167 | 14,891 | 7-25 yrs |
| Office, transportation and operating equipment | 9,212 | 9,152 | 3-21 yrs |
| Land and other non-depreciable assets | 2,963 | 2,821 | – |
| Utility plant in service | 260,203 | 243,170 | |
| Construction work in progress | 2,395 | 3,443 | – |
| Total Utility Plant | $ 262,598 | $ 246,613 | |

The effective rate of depreciation was 2.10% in 2009, 1.94% in 2008, and 1.98% in 2007 on average utility plant, net of customers' advances and contributions. Larger depreciation provisions resulting from allowable accelerated methods are deducted for tax purposes.

### Accounts Receivable

Accounts receivable are stated at outstanding balances, less a reserve for doubtful accounts. The reserve for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the reserve and subsequent recoveries, if any, are credited to the reserve. The reserve for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the reserve is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions, and other relevant factors. This evaluation is inherently subjective. Unpaid balances remaining after the stated payment terms are considered past due.

### Revenues

Revenues include amounts billed to customers on a cycle basis and unbilled amounts based on actual and estimated usage from the latest meter reading to the end of the accounting period.

### Deferred Debt Expense

Deferred debt expense is amortized on a straight-line basis over the term of the related debt.

### Notes Receivable

Notes receivable are recorded at cost and represent amounts due from various municipalities for construction of water mains into their particular municipality. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a note is considered to be impaired, the carrying value of the note is written down. The amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate.

### Regulatory Assets and Liabilities

The Company is subject to the provisions of generally accepted accounting principles regarding rate-regulated entities. The professional standards provide for the recognition of regulatory assets and liabilities as allowed by regulators for costs or credits that are reflected in current customer rates or are considered probable of being included in future rates. The regulatory

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

assets or liabilities are then relieved as the cost or credit is reflected in rates. Regulatory assets represent costs that are expected to be fully recovered from customers in future rates while regulatory liabilities represent amounts that are expected to be refunded to customers in future rates. These deferred costs have been excluded from the Company's rate base and, therefore, no return is being earned on the unamortized balances.

Regulatory assets and liabilities are comprised of the following:

| | December 31, 2009 | December 31, 2008 | Remaining Recovery Periods |
|---|---|---|---|
| Assets | | | |
| Income taxes | $ 3,706 | $ 3,291 | Various |
| Postretirement benefits | 8,632 | 9,764 | 10-20 years |
| Unrealized swap losses | 949 | 2,037 | 1-20 years |
| Utility plant retirement costs | 600 | 590 | 5 years |
| Rate case filing expenses | 123 | 290 | 1-3 years |
| | $ 14,010 | $ 15,972 | |
| Liabilities | | | |
| Income taxes | $ 853 | $ 861 | 1-50 years |

Certain items giving rise to deferred state income taxes, as well as a portion of deferred federal income taxes related primarily to differences between book and tax depreciation expense, are recognized for ratemaking purposes on a cash or flow-through basis and will be recovered in rates as they reverse.

Postretirement benefits include (a) deferred pension expense in excess of contributions made to the plans, and (b) the underfunded status of the pension plans. The underfunded status represents the excess of the projected benefit obligation over the fair market value of the assets. Both are expected to be recovered in future years as additional contributions are made. The recovery period is dependent on contributions made to the plans and the discount rate used to value the obligations. The period is estimated at between 10 and 20 years.

Beginning October 1, 2008, the Company began using regulatory accounting treatment to defer the mark-to-market unrealized gains and losses on its interest rate swap to reflect that the gain or loss is included in the ratemaking formula when the transaction actually settles. The value of the swap as of the balance sheet date is recorded as part of other deferred credits. Realized gains or losses on the swap will be recorded as interest expense in the statement of income over its remaining life of 20 years.

The regulatory asset for utility plant retirement costs, including cost of removal, represents costs already incurred which are expected to be recovered over a five-year period in rates, through depreciation expense. Rate case filing expenses are deferred and amortized over a period of 1-3 years.

Regulatory liabilities relate mainly to deferred investment tax credits, and additionally to deferred taxes related to postretirement death benefits and bad debts. These liabilities will be given back to customers in rates as tax deductions occur over the next 1-50 years. Regulatory liabilities are part of other accrued expenses and other deferred credits on the balance sheets.

### Materials and Supplies Inventories

Materials and supplies inventories are stated at cost. Costs are determined using the average cost method.

### Other Assets

Other assets consist mainly of the cash value of life insurance policies held as an investment by the Company for reimbursement of costs and benefits associated with its supplemental retirement and deferred compensation programs.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

### 1. Significant Accounting Policies (continued)

**Customers' Advances for Construction**

Customer advances are cash payments from developers, municipalities, customers or builders for construction of utility plant, and are refundable upon completion of construction, as operating revenues are earned. If the Company loaned funds for construction to the customer, the refund amount is credited to the note receivable rather than paid out in cash. After all refunds to which the customer is entitled are made, any remaining balance is transferred to contributions in aid of construction. From 1986 - 1996 when customer advances were taxable income to the Company, additional funds were collected from customers to cover the taxes. Those funds were recorded as a liability within Customer Advances and are being amortized as deferred income over the tax life of the underlying assets.

**Contributions in Aid of Construction**

Contributions in Aid of Construction is composed of (i) direct, non-refundable contributions from developers, customers or builders for construction of water infrastructure and (ii) customer advances that have become non-refundable. Contributions in aid of construction are deducted from the Company's rate base, and therefore, no return is earned on property financed with contributions. The PPUC requires that contributions received remain on the Company's balance sheet indefinitely as a long-term liability.

**Comprehensive Income**

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on interest rate swaps, are usually reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Since December 31, 2008, the Company has used regulatory accounting for its unrealized gains and losses on its interest rate swap, and will no longer report comprehensive income for this item in the future.

**Interest Rate Swap Agreement**

The Company is exposed to certain risks relating to its ongoing business operations. The primary risk managed by using derivative instruments is interest rate risk. The Company utilizes an interest rate swap agreement to convert a portion of its variable-rate debt to a fixed rate. The Company had designated the interest rate swap agreement as a cash flow hedge. Interest rate swaps are contracts in which a series of interest rate cash flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged. The interest rate swap agreement is classified as a financial derivative used for non-trading activities.

The professional standards regarding accounting for derivatives and hedging activities requires companies to recognize all derivative instruments as either assets or liabilities at fair value on the balance sheet. In accordance with the standards, the interest rate swap is recorded on the balance sheet in other deferred credits at fair value. Prior to October 1, 2008, the Company used hedge accounting to record its swap transactions. The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument was initially reported as a component of other comprehensive income and subsequently reclassified into earnings as interest expense in the same period or periods during which the hedged transaction affected earnings. The ineffective portion of the gain or loss on the derivative instrument was recognized in earnings.

The Company began using regulatory accounting treatment rather than hedge accounting to defer the unrealized gains and losses on its interest rate swap on October 1, 2008. Instead of the effective portion being recorded as other comprehensive income and the ineffective portion being recognized in earnings, the entire unrealized swap value is now recorded as a regulatory asset. Based on current ratemaking treatment, the Company expects the gains and losses to be recognized in rates and interest expense

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

as the swap settlements occur. Swap settlements are recorded in the income statement with the hedged item as interest expense. During the year ended December 31, 2009, $381 was reclassified from regulatory assets to interest expense as a result of swap settlements. The overall swap result was a gain of $708 for the year ended December 31, 2009. During the twelve months ending December 31, 2010, the Company expects to reclassify $334 (before tax) from regulatory assets to interest expense.

The interest rate swap will expire on October 1, 2029.

### Income Taxes

Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent such income taxes increase or decrease future rates, an offsetting regulatory asset or liability has been recorded.

Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets. As of December 31, 2009 and 2008, deferred investment tax credits amounted to $928 and $967, respectively.

### Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the estimated cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. AFUDC includes the net cost of borrowed funds and a rate of return on other funds. The PPUC approved rate of 10.04% was applied for 2009 and 2007. We applied a blended rate in 2008 due to our partial use of tax-exempt financing for 2008 construction projects. The tax-exempt borrowing rate of 6.00% was applied to those expenditures so financed, whereas the approved 10.04% rate was applied to the remainder of 2008 expenditures. AFUDC is recovered through water rates as utility plant is depreciated.

### Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.

The Company had a book overdraft of $195 and $362 at December 31, 2009 and 2008, respectively. The book overdraft represents outstanding checks and other items which had not cleared the bank as of the end of the period. The overdraft is included in accounts payable on the balance sheet and the change in overdraft position is recorded as a financing activity on the statement of cash flows.

### Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

## 1. Significant Accounting Policies (continued)

### Reclassifications

Certain 2008 and 2007 amounts have been reclassified to conform to the 2009 presentation. Such reclassifications had no effect on net income, the statement of common stockholders' equity and comprehensive income, or the statement of cash flow category reporting.

As discussed above, the Company changed the accounting treatment for its interest rate swap. For the year ended December 31, 2007, and for the nine months ended September 30, 2008, the Company accounted for the interest rate swap as a cash flow hedge. As of October 1, 2008, management assessed the probability of collecting the unrealized gain or loss value of the swap in rates as the Company is currently reflecting the realized gain or loss as a component of interest expense in the statement of income. This change in accounting treatment resulted in the reversal of $224 of long-term interest expense, $189 recorded in deferred income taxes and $277 recorded in accumulated other comprehensive income as of September 30, 2008. Management determined that the amounts previously reported using the cash flow hedge method of accounting as of the year ended December 31, 2007, and for each of the three quarters and periods ended March 31, 2008, June 30, 2008 and September 30, 2008 were not materially misstated.

During the first quarter of 2009, the Company determined that it had understated the amount of accrued vacation recorded in its financial statements. As a result, the Company recorded additional salary and wage expense of $257 in accordance with the professional standards regarding accounting for compensated absences. The additional accrual, amounting to $152 after taxes, represents an error correction from prior periods. Management determined that the financial statements as of and for the years ended December 31, 2007 and December 31, 2008 were not materially misstated.

### Impact of Recent Accounting Pronouncements

**In November 2008,** the Securities and Exchange Commission (SEC) released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board (IASB). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

**In June 2009,** the FASB issued "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140," formerly SFAS No. 166. This statement is codified within FASB ASC Section 860. This statement requires more information about transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. This statement is effective for fiscal years beginning after November 15, 2009. This statement is not expected to have an impact on the Company's financial statements.

**In June 2009,** the FASB issued "Amendments to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities," formerly SFAS No. 167. This statement is codified within FASB ASC Section 810. This statement changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. This statement is effective for fiscal years beginning after November 15, 2009. This statement is not expected to have an impact on the Company's financial statements.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

**In January 2010,** the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06). This update includes a requirement that reporting entities provide information about movements of assets among Levels 1 and 2 of the three-tier fair value hierarchy established by the professional standards, and present separately information about purchases, sales, issuances, and settlements within Level 3. This update is effective for periods beginning after December 15, 2009 with the exception of the disclosures of activity in Level 3, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. This update is not expected to have an impact on the Company's financial statements.

## 2. Acquisitions

**On November 24, 2008,** the Company completed the acquisition of the water facilities of Asbury Pointe Water Company in York County, Pennsylvania. The Company acquired and is using Asbury Pointe's distribution system through an interconnection with its current distribution system. This acquisition resulted in the addition of approximately 250 customers and the purchase price was approximately $242, which is less than the depreciated original cost of the assets. The Company recorded a negative acquisition adjustment of approximately $207 as of December 31, 2008. Additional acquisition expenditures during the first quarter of 2009 of approximately $22 resulted in a reduction of the negative acquisition adjustment to $185. The Company is amortizing the negative acquisition adjustment over the remaining life of the underlying assets as required by the PPUC.

**On January 9, 2009,** the Company completed the acquisition of the water system of West Manheim Township in York County, Pennsylvania. The Company had begun serving the customers of West Manheim Township in December 2008 through an interconnection with its current distribution system. This acquisition resulted in the addition of 1,800 customers at a purchase price of approximately $2,075, which is less than the depreciated original cost of the assets. The Company recorded a negative acquisition adjustment of approximately $1,440 and is amortizing it over the remaining life of the underlying assets as required by PPUC.

**On November 12, 2009,** the Company completed the acquisition of the water system of Beaver Creek Village in Adams County, Pennsylvania. The Company acquired and is using Beaver Creek Village's distribution facilities through an interconnection with its current distribution system. This acquisition resulted in the addition of 167 customers at a purchase price of approximately $70, which is less than the depreciated original cost of the assets. The Company recorded a negative acquisition adjustment of approximately $26 and is amortizing it over the remaining life of the underlying assets as required by PPUC.

**The Company began** to include the operating results of the Asbury Pointe and Beaver Creek Village acquisitions in its operating results on the acquisition dates. The West Manheim acquisition was included in operating results prior to the closing date as indicated above. The results have been immaterial to total company results.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

### 3. Income Taxes

The provisions for income taxes consist of:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Federal current | $ 1,176 | $ 1,157 | $ 1,946 |
| State current | 888 | 559 | 603 |
| Federal deferred | 2,564 | 1,954 | 1,170 |
| State deferred | (10) | (3) | 12 |
| Federal investment tax credit, net of current utilization | (39) | (39) | (39) |
| Total income taxes | $ 4,579 | $ 3,628 | $ 3,692 |

A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Statutory Federal tax provision | $ 4,111 | $ 3,420 | $ 3,436 |
| State income taxes, net of Federal benefit | 579 | 367 | 407 |
| Tax-exempt interest | (39) | (39) | (21) |
| Amortization of investment tax credit | (39) | (39) | (39) |
| Cash value of life insurance | 68 | (29) | (29) |
| Domestic production deduction | (79) | (62) | (73) |
| Other, net | (22) | 10 | 11 |
| Total income taxes | $ 4,579 | $ 3,628 | $ 3,692 |

The tax effects of temporary differences between book and tax balances that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2009 and 2008 are summarized in the following table:

| | 2009 | 2008 |
|---|---|---|
| Deferred tax assets: | | |
| Reserve for doubtful accounts | $ 91 | $ 79 |
| Compensated absences | 166 | 38 |
| Deferred compensation | 995 | 949 |
| Customers' advances and contributions | 111 | 152 |
| Deferred taxes associated with the gross-up of revenues necessary to return, in rates, the effect of temporary differences | 89 | 81 |
| Pensions | 2,617 | 3,077 |
| Costs deducted for book, not for tax | 39 | 40 |
| Total deferred tax assets | 4,108 | 4,416 |
| Deferred tax liabilities: | | |
| Accelerated depreciation | 20,801 | 17,958 |
| Investment tax credit | 551 | 574 |
| Deferred taxes associated with the gross-up of revenues necessary to recover, in rates, the effect of temporary differences | 1,247 | 1,067 |
| Tax effect of pension regulatory asset | 3,504 | 3,964 |
| Costs deducted for tax, not for book | 358 | 269 |
| Total deferred tax liabilities | 26,461 | 23,832 |
| Net deferred tax liability | $ 22,353 | $ 19,416 |
| Reflected on balance sheets as: | | |
| Current deferred tax asset | $ (154) | $ (133) |
| Noncurrent deferred tax liability | 22,507 | 19,549 |
| Net deferred tax liability | $ 22,353 | $ 19,416 |

No valuation allowance is required for deferred tax assets as of December 31, 2009 and 2008. In assessing the soundness of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

**The Company determined** that there were no uncertain tax positions meeting the recognition and measurement test of the professional standards recorded in the years that remain open for review by taxing authorities. The federal income tax returns and the state income tax returns for the years 2006 through 2008 remain open. The Company has not yet filed tax returns for 2009, but has not taken any new positions in its 2009 income tax provision.

**The Company's policy** is to recognize interest and penalties related to income tax matters in other expenses. There were no interest or penalties for the years ended December 31, 2009 and 2008. The Company recorded interest and penalties of $5 for the year ended December 31, 2007.

## 4. Long-Term Debt and Short-Term Borrowings

Long-term debt as of December 31, 2009 and 2008 is summarized in the following table:

| | | 2009 | 2008 |
|---|---|---|---|
| 3.60% | Industrial Development Authority Revenue Refunding Bonds, Series 1994, due 2009 | $ – | $ 2,700 |
| 3.75% | Industrial Development Authority Revenue Refunding Bonds, Series 1995, due 2010 | 4,300 | 4,300 |
| 4.05% | Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series A, due 2016 | 2,350 | 2,350 |
| 5.00% | Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series A, due 2016 | 4,950 | 4,950 |
| 10.17% | Senior Notes, Series A, due 2019 | 6,000 | 6,000 |
| 9.60% | Senior Notes, Series B, due 2019 | 5,000 | 5,000 |
| 1.00% | Pennvest Loan, due 2019 | 414 | 455 |
| 10.05% | Senior Notes, Series C, due 2020 | 6,500 | 6,500 |
| 8.43% | Senior Notes, Series D, due 2022 | 7,500 | 7,500 |
| Variable Rate | Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series 2008A, due 2029 | 12,000 | 12,000 |
| 4.75% | Industrial Development Authority Revenue Bonds, Series 2006, due 2036 | 10,500 | 10,500 |
| 6.00% | Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series 2008B, due 2038 | 15,000 | 15,000 |
| Committed Line of Credit, due 2011 | | 3,054 | 9,098 |
| | Total long-term debt | 77,568 | 86,353 |
| | Less current maturities | (4,341) | (2,741) |
| | Long-term portion | $ 73,227 | $ 83,612 |

Payments due by year:

| 2010 | 2011 | 2012 | 2013 | 2014 |
|---|---|---|---|---|
| $4,341 | $15,095 | $42 | $42 | $43 |

**Payments due in 2010 include** the 3.75% Industrial Development Authority Revenue Refunding Bonds, Series 1995, which have a mandatory tender date of June 1, 2010. The Company currently plans to meet its $4,300 obligation using funds available under its lines of credit or a potential debt issuance.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

## 4. Long-Term Debt and Short-Term Borrowings (continued)

**Payments due in 2011 include** the payback of the committed line of credit. The committed line of credit is reviewed annually, and upon favorable outcome, would likely be extended for another year. Also included in payments due by period in 2011 are payments of $12,000 on the variable rate bonds (due 2029) which would only be payable if all of the bonds were tendered and could not be remarketed. There is currently no indication of this happening.

**On May 7, 2008,** the PEDFA issued $12,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Refunding Bonds, Series A of 2008 (York Water Company Project) (the "Series A Bonds") for our benefit pursuant to the terms of a trust indenture, dated as of May 1, 2008, between the PEDFA and Manufacturers and Traders Trust Company, as trustee. The PEDFA then loaned the proceeds of the offering of the Series A Bonds to us pursuant to a loan agreement, dated as of May 1, 2008, between us and the PEDFA. The loan agreement provides for a $12,000 loan with a maturity date of October 1, 2029. Amounts outstanding under the loan agreement are our direct general obligations. The proceeds of the loan were used to redeem the PEDFA Exempt Facilities Revenue Bonds, Series B of 2004 (the "2004 Series B Bonds"). The 2004 Series B Bonds were redeemed because the bonds were tendered and could not be remarketed due to the downgrade of the bond insurer's credit rating.

**Borrowings under the loan agreement** bear interest at a variable rate as determined by PNC Capital Markets, as remarketing agent, on a periodic basis elected by us. We have currently elected that the interest rate be determined on a weekly basis. The remarketing agent determines the interest rate based on then current market conditions in order to determine the lowest interest rate which would cause the Series A Bonds to have a market value equal to the principal amount thereof plus accrued interest thereon. The variable interest rate under the loan agreement averaged 0.51% in 2009 and 2.22% in 2008. As of December 31, 2009 and 2008, the interest rate was 0.26% and 1.28%, respectively.

**The holders of the $12,000 variable rate PEDFA Series A Bonds** may tender their bonds at any time. When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the Indenture. In order to keep variable interest rates down and to enhance the marketability of the Series A Bonds, the Company entered into a Reimbursement, Credit and Security Agreement with PNC Bank, National Association ("the bank") dated as of May 1, 2008. This agreement provides for a three-year direct pay letter of credit issued by the bank to the trustee for the Series A Bonds. The bank is responsible for providing the trustee with funds for the timely payment of the principal and interest on the Series A Bonds and for the purchase price of the Series A Bonds that have been tendered or deemed tendered for purchase and have not been remarketed. The Company's responsibility is to reimburse the bank the same day as regular interest payments are made, and within fourteen months for the purchase price of tendered bonds that have not been remarketed. The reimbursement period for the principal is immediate at maturity, upon default by the Company, or if the Bank does not renew the Letter of Credit. The Letter of Credit is a three-year agreement with a one-year extension evaluated annually.

**The Company may elect** to have the Series A Bonds redeemed, in whole or in part, on any date that interest is payable for a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date of redemption. The Series A Bonds are also subject to mandatory redemption for the same redemption price in the event that the Internal Revenue Service determines that the interest payable on the Series A Bonds is includable in gross income of the holders of the bonds for federal tax purposes.

**In connection with the issuance of the PEDFA 2004 Series B Bonds,** the Company entered into an interest rate swap agreement with a counterparty, in the notional principal amount of $12,000. We elected to retain the swap agreement for the PEDFA Series A Bonds of 2008. Interest rate swap agreements derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposure. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the swap, is reflected on the Company's balance sheet. See Note 10 for additional information regarding the fair value of the swap.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

**The interest rate swap** will terminate on the maturity date of the 2008 Series A Bonds (which is the same date as the maturity date of the loan under the loan agreement), unless sooner terminated pursuant to its terms. In the event the interest rate swap terminates prior to the maturity date of the 2008 Series A Bonds, either we or the swap counterparty may be required to make a termination payment to the other based on market conditions at such time. The Company is exposed to credit-related losses in the event of nonperformance by the counterparty. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect the counterparty to default on its obligations. Notwithstanding the terms of the swap agreement, we are ultimately obligated for all amounts due and payable under the loan agreement.

**The interest rate swap agreement** contains provisions that require the Company to maintain a credit rating of at least BBB- with Standard & Poor's. If the Company's rating were to fall below this rating, it would be in violation of these provisions, and the counterparty to the derivative could request immediate payment if the derivative was in a liability position. The Company's interest rate swap was in a liability position as of December 31, 2009. If a violation were triggered on December 31, 2009, the Company would have been required to pay the counterparty approximately $997.

**Our interest rate swap agreement** provides that we pay the counterparty a fixed interest rate of 3.16% on the notional amount of $12,000. In exchange, the counterparty pays us a floating interest rate (based on 59% of the U.S. Dollar one-month LIBOR rate) on the notional amount. The floating interest rate paid to us is intended, over the term of the swap, to approximate the variable interest rate on the loan agreement and the interest rate paid to bondholders, thereby managing our exposure to fluctuations in prevailing interest rates. The Company's net payment rate on the swap averaged 2.98% in 2009 and 1.57% in 2008.

**As of December 31, 2009,** there was a spread of 12 basis points between the variable rate paid to bondholders and the variable rate received from the swap counterparty, which equated to an overall effective rate of 3.28% (including variable interest and swap payments). As of December 31, 2008, there was a spread of 62 basis points which equated to an overall effective rate of 3.78% (including variable interest and swap payments).

**On October 15, 2008,** the PEDFA issued $15,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Refunding Bonds, Series B of 2008 (The York Water Company Project) (the "2008 Series B Bonds") for our benefit pursuant to the terms of a trust indenture, dated as of October 1, 2008, between the PEDFA and Manufacturers and Traders Trust Company, as trustee. The PEDFA then loaned the proceeds of the offering of the 2008 Series B Bonds to us pursuant to a loan agreement, dated as of October 1, 2008, between the Company and the PEDFA. The loan agreement provides for a $15,000 loan bearing interest at a rate of 6.00% with a maturity date of November 1, 2038. Amounts outstanding under the loan agreement are the Company's direct general obligations. The proceeds of the loan, net of issuance costs, were used to pay down a portion of the Company's short-term borrowings incurred for capital improvements, replacements and equipment for the Company's water system. The 2008 Series B Bonds are subject to redemption at the direction of the Company, in whole or in part at any time on or after November 1, 2013. In addition, other special redemption requirements apply as defined in the loan agreement.

**The 3.60% Industrial Development Authority Revenue Refunding Bonds, Series 1994,** had a mandatory tender date of May 15, 2009. The Company retired the $2,700 bonds using funds available under its lines of credit.

**The terms of the debt agreements** carry certain covenants and limit in some cases the Company's ability to borrow additional funds, to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, the Company cannot borrow in excess of 60% of its utility plant, and cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500 plus net income since that date. As of December 31, 2009, none of the earnings retained in the business are restricted under these provisions. Our 1.00% Pennvest Loan is secured by $800 of receivables. Other than this loan, our debt is unsecured.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

## 4. Long-Term Debt and Short-Term Borrowings (continued)

**As of December 31, 2009,** the Company maintained unsecured lines of credit aggregating $33,000 with three banks. One line of credit includes a $4,000 portion which is payable upon demand and carries an interest rate of 4.00% or LIBOR plus 0.70%, whichever is greater, and a $13,000 committed portion with a revolving 2-year maturity (currently May 2011), which carries an interest rate of LIBOR plus 0.70%. As of December 31, 2009, $3,054 was outstanding under the committed portion and none was outstanding under the on-demand portion. As of December 31, 2008, $9,098 was outstanding under the committed portion and none was outstanding under the on-demand portion. The second line of credit, in the amount of $11,000, is a committed line of credit, which matures in May 2010 and carries an interest rate of LIBOR plus 1.50%. This line of credit has a compensating balance requirement of $500. The Company had $3,000 outstanding under this line as of December 31, 2009 and $6,000 outstanding under this line as of December 31, 2008. The third line of credit, in the amount of $5,000, is a committed line of credit, which matures in April 2010 and carries an interest rate of LIBOR plus 2.00%. The Company had $2,000 outstanding under this line as of December 31, 2009. The weighted average interest rate on line of credit borrowings as of December 31, 2009 was 1.56% compared to 2.32% as of December 31, 2008.

**Average borrowings** outstanding under our lines of credit were $16,848 in 2009 and $16,128 in 2008. The average cost of borrowings under our lines of credit during 2009 and 2008 was 1.41% and 3.61%, respectively.

**In January 2010,** we signed a renewal for the $17,000 line of credit which eliminated the 4.00% interest rate floor on the on-demand portion and raised the interest rate on both portions to LIBOR plus 2.00%.

**Our lines of credits** require us to maintain a minimum equity to total capitalization ratio (defined as the sum of equity plus funded debt) and a minimum interest coverage ratio (defined as net income plus interest expense plus income tax expense divided by interest expense). The Company is currently in compliance with these covenants.

## 5. Common Stock and Earnings Per Share

**Earnings per share** are based upon the weighted average number of shares outstanding of 11,695,155 in 2009, 11,298,215 in 2008 and 11,225,822 in 2007. The Company does not have dilutive securities outstanding.

**Under the employee stock purchase plan,** all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). Shares issued during 2009, 2008 and 2007 were 6,860, 6,841 and 5,398, respectively. As of December 31, 2009, 44,828 authorized shares remain unissued under the plan.

**In June 2008,** the Company modified its Dividend Reinvestment Plan to include direct stock purchase and sale options. These options are subject to certain restrictions and are available to both current shareholders and the general public. Purchases are made weekly at 100% of the stock's fair market value, as defined in the Prospectus contained in Amendment No. 1 to Securities and Exchange Commission Form S-3, filed by the Company on June 26, 2008. The Company realized $592 in 2009 and $295 in 2008 of equity proceeds for shares issued under the plan.

**Under the optional dividend reinvestment portion of the plan,** holders of the Company's common stock may purchase additional shares instead of receiving cash dividends. The purchase price is 95% of the fair market value (as defined). Shares issued under the newly titled Dividend Reinvestment and Direct Stock Purchase and Sale Plan, during 2009, 2008, and 2007 were 114,616, 95,484 and 58,406, respectively. As of December 31, 2009, 755,519 authorized shares remain unissued under the plan.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

**In September 2009,** the Company closed an underwritten public offering of 950,000 shares of its common stock. In October 2009, the underwriters exercised an over-allotment of 120,000 shares. Boenning & Scattergood, Inc. and J.J.B. Hilliard, W.L. Lyons, LLC were the underwriters in the offering. The Company received net proceeds in the offering, after deducting offering expenses and underwriter's discounts and commissions, of approximately $14.1 million. The net proceeds were used to repay a portion of the Company's borrowings under its line of credit agreements incurred to fund capital expenditures and acquisitions, and for general corporate purposes.

## 6. Employee Benefit Plans

### Pensions

The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service and compensation over the last five years of service. The Company's funding policy is to contribute annually the amount permitted by the PPUC to be collected from customers in rates, but in no case less than the minimum Employee Retirement Income Security Act (ERISA) required contribution.

The following table sets forth the plans' funded status as of December 31, 2009 and 2008. The measurement of assets and obligations of the plans is as of December 31, 2009 and 2008.

| Obligations and Funded Status at December 31 | 2009 | 2008 |
|---|---|---|
| Change in Benefit Obligation | | |
| Pension benefit obligation beginning of year | $ 21,282 | $ 19,220 |
| Service cost | 793 | 617 |
| Interest cost | 1,311 | 1,209 |
| Actuarial loss | 833 | 1,185 |
| Benefit payments | (984) | (949) |
| Pension benefit obligation end of year | 23,235 | 21,282 |
| Change in Plan Assets | | |
| Fair value of plan assets beginning of year | 13,702 | 17,082 |
| Actual return on plan assets | 2,686 | (3,327) |
| Employer contributions | 1,383 | 896 |
| Benefits paid | (984) | (949) |
| Fair value of plan assets end of year | 16,787 | 13,702 |
| Funded Status of Plans at End of Year | $ (6,448) | $ (7,580) |

The professional standards require that the funded status of defined benefit pension plans be fully recognized in the balance sheet. They also call for the unrecognized actuarial gain or loss, the unrecognized prior service cost and the unrecognized transition costs which were previously netted with the funded status in a liability account, to be adjustments to shareholders' equity (accumulated other comprehensive income). Due to a rate order granted by the PPUC, the Company is permitted under the professional standards to defer the charges to accumulated other comprehensive income as a regulatory asset. We believe these costs will be recovered in future rates charged to customers. The funded status of our pension plans is recorded in "Deferred employee benefits" on our balance sheet.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

## 6. Employee Benefit Plans (continued)

Changes in plan assets and benefit obligations recognized in regulatory assets are as follows:

| | 2009 | 2008 |
|---|---|---|
| Net actuarial (gain) loss arising during the period | $ (909) | $ 5,703 |
| Recognized actuarial loss | (404) | (12) |
| Recognized prior service cost | (18) | (17) |
| Total changes in regulatory asset during the year | $ (1,331) | $ 5,674 |

Amounts recognized in regulatory assets that have not yet been recognized as components of net periodic benefit cost consist of the following at December 31:

| | 2009 | 2008 |
|---|---|---|
| Net actuarial loss | $ 5,812 | $ 7,126 |
| Prior service cost | 120 | 137 |
| Regulatory asset | $ 5,932 | $ 7,263 |

Components of Net Periodic Benefit Cost are as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Service cost | $ 793 | $ 617 | $ 724 |
| Interest cost | 1,311 | 1,209 | 1,150 |
| Expected return on plan assets | (944) | (1,192) | (1,097) |
| Amortization of loss | 404 | 12 | 107 |
| Amortization of prior service cost | 18 | 17 | 265 |
| Rate-regulated adjustment | (199) | 233 | (349) |
| Net periodic benefit cost | $ 1,383 | $ 896 | $ 800 |

The rate-regulated adjustment set forth above is required in order to reflect pension expense for the Company in accordance with the method used in establishing water rates. The Company is permitted by rate order of the PPUC to expense pension costs to the extent of contributions and defer the remaining expense to regulatory assets to be collected in rates at a later date as additional contributions are made. During 2009, the deferral was increased by $199.

The estimated costs for the defined benefit pension plans relating to the December 31, 2009 balance sheet that will be amortized from regulatory assets into net periodic benefit cost over the next fiscal year are $250. The Company plans to contribute at least $1,218 to the plans in 2010.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in each of the next five years and the subsequent five years in the aggregate:

| 2010 | 2011 | 2012 | 2013 | 2014 | 2015-2019 |
|---|---|---|---|---|---|
| $1,137 | $1,119 | $1,121 | $1,159 | $1,230 | $7,549 |

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

The accumulated benefit obligation for both defined benefit pension plans was $19,793 and $18,141 at December 31, 2009 and 2008, respectively. The following table shows the accumulated benefit obligation, the projected benefit obligation and the fair value of plan assets for each plan:

| | General and Administrative Plan | | Union-Represented Plan | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| Accumulated benefit obligation | $ 12,654 | $ 11,612 | $ 7,139 | $ 6,529 |
| Projected benefit obligation | 15,010 | 13,769 | 8,225 | 7,513 |
| Fair value of plan assets | 10,449 | 8,484 | 6,338 | 5,218 |

Weighted-average assumptions used to determine benefit obligations at December 31:

| | 2009 | 2008 |
|---|---|---|
| Discount rate | 6.00% | 6.00% |
| Rate of compensation increase | 4.00 - 5.00% | 4.00 - 5.00% |

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Discount rate | 6.00% | 6.50% | 5.90% |
| Expected long-term return on plan assets | 7.00% | 7.00% | 7.00% |
| Rate of compensation increase | 4.00 - 5.00% | 4.00 - 5.00% | 5.00% |

The selected long-term rate of return on plan assets (7.0%) was primarily based on the asset allocation of the Plan's assets (approximately 50% to 70% equity securities and 30% to 50% fixed income securities). Analysis of the historic returns of these asset classes and projections of expected future returns were considered in setting the long-term rate of return.

The investment objective of the Company's defined benefit pension plans is that of Growth and Income. Our weighted-average target asset allocations are 50% to 70% equity securities, 30% to 50% fixed income securities and 0% to 10% reserves (cash equivalents). Within the equity category, our target allocation is approximately 50% large cap, 15% mid cap, 10% small cap, 20% international, and 5% emerging markets. Within the debt category, our target allocation is approximately 30% U.S. Treasury and Agency securities, 40% corporate bonds, 10% mortgage-backed securities, 10% international, and 10% high yield bonds. Our investment performance objectives over a three to five year period are to exceed the annual rate of inflation as measured by the Consumer Price Index by 3%, and to exceed the annualized total return of specified benchmarks applicable to the funds within the asset categories.

Further guidelines within equity securities include: (1) holdings in any one company cannot exceed 5% of the portfolio; (2) a minimum of 20 individual stocks must be included in the domestic stock portfolio; (3) a minimum of 30 individual stocks must be included in the international stock portfolio; (4) equity holdings in any one industry cannot exceed 20-25% of the portfolio; and (5) only U.S.-denominated currency securities are permitted.

Further guidelines for debt securities include: (1) fixed income holdings in a single issuer are limited to 5% of the portfolio; (2) acceptable investments include money market securities, U.S. Government and its agencies and sponsored entities' securities, mortgage-backed and asset-backed securities, corporate securities and mutual funds offering high yield bond portfolios; (3) purchases must be limited to investment grade or higher; (4) non-U.S. dollar denominated securities are not permissible; and (5) high risk derivatives are prohibited.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

## 6. Employee Benefit Plans (continued)

The fair values of the Company's pension plan assets at December 31, 2009 by asset category and Fair Value Hierarchy level are as follows. The majority (82%) of the valuations are based on quoted prices on active markets (Level 1) with the remaining 18% based on broker/dealer quotes, active market makers, models, and yield curves (Level 2).

| | Total Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) |
|---|---|---|---|
| Asset Category | | | |
| Cash and Money Market Funds (a) | $ 341 | $ 341 | $ – |
| Equity Securities: | | | |
| Common Equity Securities (b) | 5,296 | 5,296 | – |
| Equity Mutual Funds (c) | 6,745 | 6,745 | – |
| Fixed Income Securities: | | | |
| U.S. Treasury Obligations | 850 | – | 850 |
| U.S. Government Agencies | 773 | – | 773 |
| Corporate and Foreign Bonds (d) | 1,391 | – | 1,391 |
| Fixed Income Mutual Funds (e) | 1,391 | 1,391 | – |
| Total Assets | $ 16,787 | $ 13,773 | $ 3,014 |

(a) The portfolios are designed to keep approximately three months of distributions in immediately available funds.

(b) This category includes investments in 100% U.S. common stocks widely distributed among consumer discretionary, consumer staples, healthcare, information technology, financial services, telecommunications, industrials, energy and utilities. The individual stocks are primarily large cap stocks which track with the S&P 500 with the exception of $280 (1.7% of total assets) which are invested in York Water Company common stock.

(c) This category includes investments in approximately 12% U.S. commodity mutual funds used primarily as an inflation hedge, 8% International mutual funds, and the remaining 80% in closed-end mutual funds which give the portfolio exposure to small, mid and large cap index funds as well as international diversified index funds.

(d) This category currently includes only U.S. corporate bonds and notes equitably distributed to the food and staples, financial and information technology sectors.

(e) This category includes fixed income investments in mutual funds which include municipal, government, corporate and mortgage securities of both the U.S. and other countries. The mortgage and asset-backed securities and non-U.S. corporate and sovereign investments add further diversity to the fixed income portion of the portfolio.

### Defined Contribution Plan

The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 70% of the participant's contribution, up to a maximum annual Company contribution of $2 for each employee. The Company's contributions to the plan amounted to $146 in 2009, $168 in 2008, and $171 in 2007.

### Deferred Compensation

The Company has non-qualified deferred compensation and supplemental retirement agreements with certain members of senior management. The future commitments under these arrangements are offset by corporate-owned life insurance policies. At December 31, 2009 and 2008, the present value of the future obligations was approximately $2,454 and $2,342, respectively. The insurance policies included in other assets had a total cash value of approximately $3,173 and $3,092, respectively, at December 31, 2009 and 2008. The Company's expenses under the plans amounted to $413 in 2009, $490 in 2008 and $11 in 2007.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

## 7. Rate Increases

From time to time, the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests. The most recent rate request was filed by the Company on May 16, 2008 and sought an increase of $7,086, which would have represented a 19.6% increase in rates. Effective October 9, 2008, the PPUC authorized an increase in rates designed to produce approximately $5,950 in additional annual revenues. The Company anticipates that it will file a rate increase request in 2010.

## 8. Notes Receivable and Customers' Advances for Construction

The Company has agreements with three municipalities to extend water service into previously formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds back to the Company in the form of customers' advances for construction. The municipalities are required by enacted ordinances to charge application fees and water revenue surcharges (fees) to customers connected to the system, which are remitted to the Company. The note principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes or expiration date for the advances.

In March of 2007, the Company corrected a miscalculation of a note receivable with one of the water districts served. While this recalculation was deemed immaterial to operations as a whole, it reduced notes receivable by $544, customer advances by $473 and interest income by $71. The income reduction was applicable to the years 2003-2006. In June 2007, this same water district paid off its note receivable in the amount of $543.

The Company has recorded interest income of $116 in 2009, $114 in 2008 and $62 in 2007. Interest rates on the notes outstanding at December 31, 2009 vary from 6.75% to 7.5%.

Included in the accompanying balance sheets at December 31, 2009 and 2008 were the following amounts related to these projects.

| | 2009 | 2008 |
|---|---|---|
| Notes receivable, including interest | $ 476 | $ 536 |
| Customers' advances for construction | 1,013 | 1,047 |

The Company has other customers' advances for construction totaling $15,175 and $17,211 at December 31, 2009 and 2008, respectively.

## 9. Commitments

Based on its capital budget, the Company plans to spend approximately $12,740 in 2010 and $13,926 in 2011 on construction. The Company plans to finance ongoing capital expenditures with internally-generated funds, borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment and direct stock purchase and sale plan and ESPP, potential common stock or debt issues, customer advances and the distribution surcharge allowed by the PPUC. The distribution surcharge allows the Company to add a charge to customers' bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

As of December 31, 2009, the Company employed 111 full time people, including 42 under union contract. The current contract was ratified during 2007 and expires on April 30, 2010. Management is currently negotiating a new contract with the union leadership. Based on past experience and the current relationship between the Company and the union, we expect to reach a mutually beneficial agreement.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

### 9. Commitments (continued)

The Company is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning water service and other matters. The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position, results of operations and cash flows.

### 10. Fair Value of Financial Instruments

The professional standards regarding fair value measurements establish a fair value hierarchy which indicates the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, commodity rates and yield curves. Level 3 inputs are not observable in the market and include management's own judgments about the assumptions market participants would use in pricing the asset or liability.

The Company has recorded its interest rate swap liability at fair value in accordance with the standards. The liability is recorded under the caption "Other deferred credits" on the balance sheet. The table below illustrates the fair value of the interest rate swap as of the end of the reporting period.

| Description | December 31, 2009 | Fair Value Measurements at Reporting Date Using Significant Other Observable Inputs (Level 2) |
|---|---|---|
| Interest Rate Swap | $979 | $979 |

Fair values are measured as the present value of all expected future cash flows based on the LIBOR-based swap yield curve as of the date of the valuation. These inputs to this calculation are deemed to be Level 2 inputs. The balance sheet carrying value reflects the Company's credit quality as of December 31, 2009. The rate used in discounting all prospective cash flows anticipated to be made under this swap reflects a representation of the yield to maturity for 30-year debt on utilities rated A- as of December 31, 2009. The use of the Company's credit quality resulted in a reduction in the swap liability of $18. The fair value of the swap reflecting the Company's credit quality as of December 31, 2008 is shown in the table below.

| Description | December 31, 2008 | Fair Value Measurements at Reporting Date Using Significant Other Observable Inputs (Level 2) |
|---|---|---|
| Interest Rate Swap | $2,037 | $2,037 |

The carrying amount of current assets and liabilities that are considered financial instruments approximates fair value as of the dates presented. The Company's long-term debt, with a carrying value of $77,568 at December 31, 2009, and $86,353 at December 31, 2008, had an estimated fair value of approximately $91,000 and $89,000 at December 31, 2009 and 2008, respectively. The estimated fair value of debt was calculated using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration and risk profile. The Company considered its A- credit rating in determining the yield curve, and did not factor in third party credit enhancements including bond insurance on the 2004 PEDFA Series A and 2006 Industrial Development Authority issues, and the letter of credit on the 2008 PEDFA Series A issue.

Customers' advances for construction and notes receivable have carrying values at December 31, 2009 of $16,188 and $476, respectively. At December 31, 2008, customers' advances for construction and notes receivable had carrying values of $18,258 and $536, respectively. The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

## Notes to Financial Statements

**(In thousands of dollars, except per share amounts)**

### 11. Taxes Other than Income Taxes

The following table provides the components of taxes other than income taxes:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Regulatory Assessment | $ 210 | $ 194 | $ 170 |
| Property | 311 | 266 | 214 |
| Payroll, net of amounts capitalized | 419 | 421 | 411 |
| Capital Stock* | 133 | 219 | 210 |
| Other | 2 | 2 | 2 |
| Total taxes other than income taxes | $ 1,075 | $ 1,102 | $ 1,007 |

**Certain prior year amounts have been reclassified to conform to the 2009 presentation.*

### 12. Shareholder Rights Plan

On January 24, 2009, the Company entered into a Shareholder Rights Agreement with American Stock Transfer and Trust Company, LLC designed to protect the Company's shareholders in the event of an unsolicited, unfair offer to acquire the Company. This plan replaced the previous Shareholder Rights Plan which expired on January 24, 2009. The Rights were to expire on January 24, 2019, unless redeemed prior to such date.

On December 8, 2009, in response to a shareholder proposal, the Company entered into an Amendment to the Shareholder Rights Agreement dated January 24, 2009 with American Stock Transfer and Trust Company, LLC. The Amendment accelerated the expiration of the Rights issued under the Rights Agreement from the close of business on January 24, 2019 to the close of business on December 15, 2009. Accordingly, as of December 15, 2009, the rights issued under the Rights Agreement expired and were no longer outstanding.

### 13. Selected Quarterly Financial Data (Unaudited)

| 2009 | First | Second | Third | Fourth | Year |
|---|---|---|---|---|---|
| Water operating revenues | $8,774 | $9,210 | $9,750 | $9,309 | $37,043 |
| Water operating income | 3,971 | 4,228 | 4,836 | 4,353 | 17,388 |
| Net income | 1,497 | 1,913 | 2,091 | 2,011 | 7,512 |
| Basic earnings per share | 0.13 | 0.17 | 0.18 | 0.16 | 0.64 |
| Dividends declared per share | 0.126 | 0.126 | 0.126 | 0.128 | 0.506 |

| 2008 | First | Second | Third | Fourth | Year |
|---|---|---|---|---|---|
| Water operating revenues | $7,506 | $7,862 | $8,566 | $8,904 | $32,838 |
| Water operating income* | 2,992 | 3,333 | 4,025 | 4,330 | 14,680 |
| Net income** | 1,206 | 1,520 | 1,740 | 1,965 | 6,431 |
| Basic earnings per share | 0.11 | 0.13 | 0.15 | 0.18 | 0.57 |
| Dividends declared per share | 0.121 | 0.121 | 0.121 | 0.126 | 0.489 |

**Certain prior year amounts have been reclassified to conform to the 2009 presentation.*

***Fourth quarter net income includes $224 ($133 after tax) which resulted from the reversal of third quarter unrealized swap losses which are now part of regulatory assets.*

## Supplemental Information (Unaudited)

(In thousands of dollars, except per share amounts)

| | Years Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **Selected Financial Data** | | | |
| **Income** | | | |
| Operating Revenues | $37,043 | $32,838 | $31,433 |
| Operating Expenses* | $19,655 | $18,158 | $17,333 |
| Operating Income* | $17,388 | $14,680 | $14,100 |
| Interest Expense | $4,780 | $4,112 | $3,916 |
| Net Income | $7,512 | $6,431 | $6,414 |
| Percent Change in Net Income Compared to Prior Year | 16.8% | 0.3% | 5.3% |
| Common Stock Dividends | $6,050 | $5,526 | $5,332 |
| Dividend Payout Ratio | 81% | 86% | 83% |
| Weighted Average Common Shares Outstanding | 11,695,155 | 11,298,215 | 11,225,822 |
| Basic Earnings Per Weighted Average Common Share | $0.64 | $0.57 | $0.57 |
| Number of Common Shares Outstanding | 12,558,724 | 11,367,248 | 11,264,923 |
| ROE on Year End Common Equity | 8.6% | 9.2% | 9.5% |
| Common Stock Dividends Per Share | $0.506 | $0.489 | $0.475 |
| Net Cash Flows From Operating Activities | $15,801 | $11,527 | $10,040 |
| **Balance Sheet** | | | |
| Common Stockholders' Equity | $86,922 | $69,766 | $67,272 |
| Long-Term Debt Including Current Maturities | $77,568 | $86,353 | $70,505 |
| Total Capitalization | $164,490 | $156,119 | $137,777 |
| Percent Common Stockholders' Equity | 53% | 45% | 49% |
| Percent Long-Term Debt | 47% | 55% | 51% |
| Net Utility Plant | $221,475 | $210,820 | $191,046 |
| **Operating Data** | | | |
| **Revenue Class** | | | |
| Residential | $23,299 | $20,572 | $19,722 |
| Commercial and Industrial | $10,734 | $9,671 | $9,290 |
| Other | $3,010 | $2,595 | $2,421 |
| Total Operating Revenues | $37,043 | $32,838 | $31,433 |
| **Construction Expenditures** | $12,535 | $24,438 | $18,154 |
| **Other Operating Data** | | | |
| Number of Customers | 62,186 | 61,527 | 58,890 |
| Number of Employees | 111 | 110 | 109 |
| Common Shareholders | 1,516 | 1,485 | 1,443 |
| Book Value Per Common Share | $6.92 | $6.14 | $5.97 |
| Market Value at Year End | $14.51 | $12.10 | $15.50 |
| Market Value to Book Value | 210% | 197% | 260% |
| P/E Ratio | 22.7 | 21.2 | 27.2 |

**Certain prior year amounts have been reclassified to conform to the 2009 presentation.*

## Supplemental Information (Unaudited)

**(In thousands of dollars, except per share amounts)**

| 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|---|---|
| $28,658 | $26,805 | $22,504 | $20,889 | $19,553 | $19,403 | $18,481 | $17,511 |
| $15,754 | $14,049 | $12,627 | $11,578 | $11,243 | $10,468 | $10,008 | $10,255 |
| $12,904 | $12,756 | $9,877 | $9,311 | $8,310 | $8,935 | $8,473 | $7,256 |
| $3,727 | $3,423 | $2,132 | $2,523 | $2,692 | $2,856 | $2,798 | $2,644 |
| $6,091 | $5,833 | $5,301 | $4,448 | $3,790 | $4,006 | $3,758 | $3,154 |
| 4.4% | 10.0% | 19.2% | 17.4% | -5.4% | 6.6% | 19.2% | 0.6% |
| $4,820 | $4,392 | $3,930 | $3,512 | $3,323 | $3,126 | $2,950 | $2,824 |
| 79% | 75% | 74% | 79% | 88% | 78% | 78% | 90% |
| 10,475,173 | 10,359,374 | 9,937,836 | 9,579,690 | 9,495,591 | 9,229,875 | 9,032,025 | 8,970,801 |
| $0.58 | $0.56 | $0.53 | $0.46 | $0.40 | $0.43 | $0.42 | $0.35 |
| 11,201,119 | 10,399,995 | 10,330,571 | 9,628,845 | 9,547,205 | 9,462,996 | 9,128,199 | 8,967,273 |
| 9.3% | 11.6% | 11.0% | 11.4% | 10.2% | 11.2% | 11.6% | 10.2% |
| $0.454 | $0.424 | $0.394 | $0.367 | $0.350 | $0.337 | $0.327 | $0.315 |
| $7,116 | $8,451 | $7,670 | $6,772 | $6,172 | $6,734 | $6,371 | $5,450 |
| $65,361 | $50,415 | $48,037 | $39,056 | $37,216 | $35,892 | $32,438 | $30,380 |
| $62,335 | $51,874 | $51,913 | $32,652 | $32,690 | $32,728 | $32,765 | $32,800 |
| $127,696 | $102,289 | $99,950 | $71,708 | $69,906 | $68,620 | $65,203 | $63,630 |
| 51% | 49% | 48% | 54% | 53% | 52% | 50% | 48% |
| 49% | 51% | 52% | 46% | 47% | 48% | 50% | 52% |
| $173,800 | $154,774 | $139,454 | $115,724 | $106,217 | $101,753 | $96,434 | $91,725 |
| $17,972 | $16,737 | $13,789 | $12,574 | $11,527 | $11,571 | $10,980 | $10,199 |
| $8,497 | $8,009 | $6,893 | $6,598 | $6,385 | $6,265 | $6,033 | $6,004 |
| $2,189 | $2,059 | $1,822 | $1,717 | $1,641 | $1,567 | $1,468 | $1,308 |
| $28,658 | $26,805 | $22,504 | $20,889 | $19,553 | $19,403 | $18,481 | $17,511 |
| $20,678 | $15,562 | $25,689 | $10,252 | $6,310 | $7,096 | $6,414 | $7,050 |
| 57,578 | 55,731 | 53,134 | 51,916 | 51,023 | 50,079 | 49,195 | 48,144 |
| 106 | 97 | 95 | 92 | 89 | 90 | 90 | 90 |
| 1,463 | 1,449 | 1,459 | 1,392 | 1,353 | 1,327 | 1,307 | 1,364 |
| $5.84 | $4.85 | $4.65 | $4.05 | $3.90 | $3.79 | $3.55 | $3.44 |
| $17.88 | $17.23 | $12.93 | $12.13 | $9.47 | $9.75 | $6.00 | $5.59 |
| 306% | 356% | 278% | 299% | 243% | 257% | 169% | 162% |
| 30.8 | 30.8 | 24.3 | 26.0 | 23.7 | 22.5 | 14.3 | 16.0 |

## Directors, Officers, & Key Employees

### BOARD OF DIRECTORS





**Cynthia A. Dotzel, CPA** (2)
Age 55
Director Since January 26, 2009

Principal,
SF & Company CPAs &
Business Advisors



**John L. Finlayson** (2) (3)
Age 69
Director Since September 2, 1993

Vice President and Partner,
Susquehanna Real Estate, LP



**Michael W. Gang, Esq.** (1) (3)
Age 59
Director Since January 22, 1996

Attorney,
Post & Schell PC, Counselors
at Law



**George Hay Kain, III** (4)
Age 61
Director Since August 25, 1986

Substitute School Teacher



**William T. Morris** (1)
Age 72
Director Since April 19, 1978

Retired, Chairman of the Board,
The York Water Company



**Thomas C. Norris** (1) (2) (4)
Age 71
Director Since June 26, 2000

Retired, Chairman of the Board,
P. H. Glatfelter Company

(1) Executive Committee
(2) Audit Committee
(3) Nomination and Corporate Governance Committee
(4) Compensation Committee

# Directors, Officers, & Key Employees

## Board of Directors



**Jeffrey R. Hines, P.E.** (1)
Age 48
Director Since January 28, 2008

President and
Chief Executive Officer,
The York Water Company



**George W. Hodges** (2) (4)
Age 59
Director Since September 26, 2000

Retired, Chairman,
The Wolf Organization, Inc.



**Jeffrey S. Osman** (1)
Age 67
Director Since July 21, 2001

Retired, President and
Chief Executive Officer,
The York Water Company



**Ernest J. Waters** (3)
Age 60
Director Since September 24, 2007

Retired, York Area Manager,
Met-Ed, a First Energy Company

## Directors Emeriti

**Josephine S. Appell**

**Chloé R. Eichelberger**

**Horace Keesey, III**

**Irvin S. Naylor**

## Officers & Key Employees

**Jeffrey R. Hines, P.E.**
Age 48
President and
Chief Executive Officer

**Joseph T. Hand**
Age 47
Chief Operating Officer

**Kathleen M. Miller**
Age 47
Chief Financial Officer
and Treasurer

**Vernon L. Bracey**
Age 48
Vice President-Customer Service

**Bruce C. McIntosh**
Age 57
Vice President-Human Resources
and Secretary

**Mark S. Snyder**
Age 39
Vice President-Engineering

**John H. Strine**
Age 53
Vice President-Operations

## Transfer Agent & Registrar

**American Stock Transfer & Trust Company**
59 Maiden Lane
New York, NY 10273-0923
(800) 937-5449
www.amstock.com

## Stock Exchange Listing

The Company's common shares trade on the NASDAQ Global Select Market.

The trading symbol is "YORW".

## Independent Auditors

**ParenteBeard LLC**
Suite 200
221 West Philadelphia Street
York, PA 17401

## Chartered Territory Distribution and Supply System


N
NEWBERRY TWP
YORK HAVEN
CONEWAGO TWP
MANCHESTER
MOUNT WOLF
SUSQUEHANNA RIVER
YORK COUNTY
EAST MANCHESTER TWP
HELLAM TWP
83
30
DOVER TWP
MANCHESTER TWP
PLEASUREVILLE
HALLAM
ADAMS COUNTY
94
READING TWP
DOVER
NORTH YORK
SPRINGETTSBURY TWP
EAST PROSPECT
EAST BERLIN
PARADISE TWP
WEST MANCHESTER TWP
WEST YORK
YORK
YORKANA
HAMILTON TWP
SPRING GARDEN TWP
WINDSOR TWP
LOWER WINDSOR TWP
STRABAN TWP
ABBOTTSTOWN
SPRING GROVE
YORK TWP
WINDSOR
NEW OXFORD
OXFORD TWP
BERWICK TWP
116
JACKSON TWP
YORK NEW SALEM
LAKE WILLIAMS
SPRY
LAKE REDMAN
DALLASTOWN
RED LION
JACOBUS
MT. PLEASANT TWP
SOUTH BRANCH CODORUS CREEK
SPRINGFIELD TWP
HEIDELBERG TWP
NORTH CODORUS TWP
LOGANVILLE
EAST BRANCH CODORUS CREEK
PENN TWP
SEVEN VALLEYS
MCSHERRYSTOWN
HANOVER
LAKE MARBURG
NORTH HOPEWELL TWP
CONEWAGO TWP
JEFFERSON
UNION TWP
CODORUS TWP
GLEN ROCK
SHREWSBURY
SHREWSBURY TWP
GERMANY TWP
WEST MANHEIM TWP
RAILROAD
HOPEWELL TWP
NEW FREEDOM
PENNSYLVANIA
MARYLAND
NEW YORK
HARRISBURG
LANCASTER
YORK
PHILADELPHIA
BALTIMORE
WASHINGTON D.C.

THE YORK WATER COMPANY

CHARTERED TERRITORY

DISTRIBUTION SYSTEM


THE YORK WATER COMPANY
130
HYBRID ELECTRIC
ENVIRONMENTALLY FRIENDLY
METER READING DEPT

*This photo says it all:*
*The Company's office was built in 1929 during the worst economic disaster in our nation's history. The Company, like the building, is a rock solid reminder of the enduring nature of a water utility and our commitment to customers, shareholders, and community.*

**The York Water Company**

130 East Market Street
York, Pennsylvania 17405
717-845-3601
www.yorkwater.com


EPA
WaterSense
PARTNER

THE YORK WATER COMPANY



"That good York water"
SINCE 1816


Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. BV-COC-080212
© 1996 Forest Stewardship Council
FSC